WING·STOP
THE WING EXPERTS

2023
ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 30, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission File No. 001-37425

WINGSTOP INC.
(Exact name of registrant as specified in its charter)

Delaware	**47-3494862**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
15505 Wright Brothers Drive **Addison, Texas**	**75001**
(Address of principal executive offices)	(Zip Code)

(972) 686-6500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	WING	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

As of June 30, 2023, the aggregate market value of the registrant's outstanding common equity held by non-affiliates was approximately $6.0 billion, based on the closing price of the registrant's common stock on June 30, 2023, the last trading day of the registrant's most recently completed second fiscal quarter.

As of February 20, 2024, there were 29,337,920 shares of common stock, par value of $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the registrant's 2024 annual meeting of stockholders, which will be filed no later than 120 days after the end of the registrant's fiscal year ended December 30, 2023, are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

Cautionary Note Regarding Forward-Looking Statements

This report includes statements of our expectations, intentions, plans and beliefs that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are intended to come within the safe harbor protection provided by those sections. These statements, which involve risks and uncertainties, relate to the discussion of our business strategies and our expectations concerning future operations, sales, margins, profitability, net new units, trends, liquidity and capital resources and to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms "may," "will," "should," "expect," "intend," "plan," "outlook," "anticipate," "believe," "think," "estimate," "seek," "predict," "can," "could," "project," "potential" or, in each case, their negative or other variations or comparable terminology, although not all forward-looking statements are accompanied by such terms. Examples of forward-looking statements in this Annual Report on Form 10-K include, but are not limited to, our expectations with respect to our growth, strategic initiatives, and future operations, liquidity, expenses, and consumer appeal. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties, risks, and factors relating to our operations and business environments, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed or implied by these forward-looking statements. Such risks and other factors include those listed in "Item 1A. Risk Factors," and elsewhere in this report.

When considering forward-looking statements in this report or that we make in other reports or statements, you should keep in mind the cautionary statements in this report and future reports we file with the Securities and Exchange Commission (the "SEC"). New risks and uncertainties arise from time to time, and we cannot predict when they may arise or how they may affect us. Any forward-looking statement in this report speaks only as of the date on which it was made. Except as required by law, we assume no obligation to update or revise any forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

PART I

Item 1.   **Business**

Throughout this report, unless the context indicates otherwise, Wingstop Inc. (NASDAQ: WING) and its consolidated subsidiaries are referred to as the "Company," "Wingstop," or in the first-person notations of "we," "us," and "our."

General

Wingstop is the largest fast casual chicken wings-focused restaurant chain in the world, with over 2,200 locations worldwide. The first Wingstop opened in Garland, Texas in 1994, and we began franchising Wingstop restaurants in 1997. Since 2015, Wingstop Inc.'s common stock has traded on the Nasdaq Global Select Market under the symbol "WING." We are dedicated to serving the world flavor through an unparalleled guest experience and offering of classic wings, boneless wings, tenders, and chicken sandwiches, always cooked to order, and hand-sauced-and-tossed in 11 bold, distinctive flavors.

The Company is primarily a franchisor, with approximately 98% of Wingstop's restaurants currently owned and operated by independent franchisees. We operate in a single segment for reporting purposes and generate revenues by charging royalties, advertising fees, and franchise fees to our franchisees and by operating a number of our own restaurants. We believe our asset-light, highly-franchised business model generates strong operating margins and requires low capital expenditures, creating stockholder value through strong and consistent free cash flow and capital-efficient growth.

Our Brand

It is our mission to serve the world flavor. We offer our guests fresh, cooked-to-order wings, tenders, and chicken sandwiches with bold, layered flavors that touch all of the senses, and we complement our wings, tenders, and chicken sandwiches with fresh-cut, seasoned fries and fresh, hand-cut carrots and celery. We round out the flavor experience with ranch and bleu cheese dips that are made in-house daily. We never use heat lamps or microwaves in the preparation of our food.

Our 11 flavor offerings, along with limited time offerings of special flavors, create a differentiated experience that drives demand across multiple day parts and occasions. Paired with our numerous order options (dine-in / carryout / delivery; individual / combo meals / family packs) that allow guests to enjoy Wingstop during any occasion, whether it is a quick carry-out snack, a party size order for their favorite group occasion, or delivery for a family meal, we believe this customizable unique experience drives repeat business and brand loyalty.

Our Vision

Our vision is to become a Top 10 Global Restaurant Brand. Based on our internal analysis, we believe there is opportunity for our brand to grow to more than 4,000 restaurants across the United States and to more than 3,000 restaurants internationally. Our approach to becoming a Top 10 Global Restaurant Brand centers around the following key strategic priorities:

– sustaining long-term same store sales growth;

– maintaining best-in-class returns; and

– expanding our global footprint.

The foundation of this approach is our culture, which we define as The Wingstop Way, our investment in people as a competitive advantage necessary to continue to scale our organization for the next phase of growth, and our cultivation of a global mindset. The Wingstop Way includes core values centered around being Authentic, Entrepreneurial, Service-minded, and Fun. The Wingstop Way extends to the brand's environmental, social and governance platform as Wingstop seeks to provide value to all guests.

Sustaining Long-Term Same Store Sales Growth

We believe in sustaining long-term same store sales growth through a combination of brand awareness, menu innovation, delivery, data-driven marketing and maximizing our digital leadership position. Our national advertising program is funded through the Wingstop Restaurants Advertising Fund (the "Ad Fund"), a consolidated not-for-profit advertising fund for which a percentage of gross sales is collected from Wingstop restaurant domestic franchisees and company-owned restaurants to be used for various forms of advertising for the Wingstop brand. Domestic franchisees are required to contribute 5% of gross sales to the Ad Fund. The national advertising program supports elevated marketing spend and premium placements through an extensive range of social media and digital marketing channels, including search engine, digital video, and social media advertising, to allow us to target core customers and create top of mind consideration with relevant, impactful messaging.

The national advertising program also supports our digital initiatives and related strategies, including our focused investments in customer relationship management ("CRM") and our digital platform, which allows us to deploy a digital platform-based marketing strategy. As a result of these investments, we continue to sustain digital sales above 60%.

Maintaining Best-in-Class Unit Economics

We believe the growing popularity of the Wingstop experience and the operational simplicity of our restaurants translate into attractive economics at our franchised- and company-owned locations. Existing franchisees accounted for more than 90% of franchised restaurants opened in each of 2022 and 2023, which we believe further underscores our restaurant model's financial appeal.

Upon the opening of a new restaurant, its sales volume generally builds year after year. Our domestic average unit volume ("AUV") has grown consistently, approximating $1.8 million during fiscal year 2023. Our domestic operating model provides for a low average initial investment of approximately $480,000, excluding real estate purchase or lease costs and pre-opening expenses. In year two of operation of a new restaurant, we target a franchisee unlevered cash-on-cash return of approximately 70%+. We believe low entry costs and high returns provide a compelling investment opportunity for our franchisees that has helped drive the continued growth of our system.

Expanding Our Global Footprint

We believe in the importance of building one global brand with a distinctive flavor experience that is consistent around the globe. This includes laying the groundwork for a global supply chain to support expansion of our global footprint, as well as creating a consistent digital presence centered around our global technology strategy which includes expanding our best-in-class domestic digital platform internationally.

We believe that there is significant opportunity to continue to expand globally, and we intend to focus our efforts on increasing our geographic penetration in both existing and new domestic markets, as well as international markets. We believe our highly-franchised model positions us for continued strong unit growth over the medium- and long-term. We expect franchisee demand for our brand, supported by compelling unit economics, operational simplicity, low entry costs, and flexible real estate profile, to drive global restaurant growth.

We believe we can achieve our domestic restaurant potential by doubling our current footprint through expansion in both existing and emerging markets. Our domestic market expansion strategy focuses on maximizing our brand market share and visibility in key priority markets. We have a robust development pipeline with approximately 90% of our domestic commitments as of December 30, 2023 from existing franchisees, supporting the strength of our restaurant business model and our positive franchisor-franchisee relationships.

We also believe that there is a significant opportunity to grow our business internationally. In fiscal year 2023, we opened 50 net new international restaurants, and as of December 30, 2023, we had 288 international restaurants located in 10 countries and U.S. territories, all of which were franchised.

We believe that our restaurant operating model translates well internationally based on our small real estate footprint, our simplicity of operations, the universal and broad appeal of chicken, and our ability to customize our wide variety of flavors to local tastes.

Our Franchise

Franchise Overview

Our franchisees operated a total of 2,165 restaurants in 45 states and 11 countries and U.S. territories as of December 30, 2023. We have rigorous qualification criteria and training programs for our franchisees and require them to adhere to strict operating standards. We work hard to ensure that every Wingstop franchise location meets the same quality and customer service benchmarks in order to preserve the consistency and reliability of the Wingstop brand.

Franchisees (along with their managers) must attend and successfully complete a four-week training program prior to opening a new franchise restaurant. Our training program covers various topics including Wingstop culture, food preparation and storage, food safety, cleaning and sanitation, marketing and advertising, point of sale ("POS") systems, accounting, and hospitality, among others.

All of our franchise agreements require that each franchised restaurant be operated in accordance with our defined operating procedures, adhere to the menu we establish, and meet applicable quality, service, health, and cleanliness standards. We may terminate the franchise rights of any franchisee who does not comply with our standards and requirements. We believe that maintaining superior food quality, an inviting and energetic atmosphere, and excellent guest service are critical to the reputation and success of our concept. Therefore, we enforce the contractual requirements of our franchise agreements.

We have a broad and diversified domestic franchisee base. Since 2014, the number of franchisees who own ten or more restaurants has more than doubled. This increase is consistent with our strategy to grow with our existing franchisees. As of December 30, 2023, our domestic franchise base of 216 franchisees had an average restaurant ownership of approximately nine restaurants per franchisee and an average tenure of fourteen years.

U.S. Franchise Agreements

We enter into area development agreements with U.S. franchisees, pursuant to which they are granted the right to develop restaurants in a defined market area. Franchisees pay a $10,000 development fee per restaurant to-be-developed at the time a development agreement is signed, which fee is not refundable. When a mutually agreeable site for a restaurant has been chosen, we enter into a franchise agreement with the franchisee, under which the franchisee is generally granted the right to operate a restaurant in a particular location, typically providing for a 10-year initial term, with an opportunity to enter into one or more renewal franchise agreements subject to certain conditions. We generally update and/or revise our franchise agreement on an annual basis and, as a result, the agreements we enter into with individual franchisees may vary. Our franchise documents currently provide that franchisees must pay a franchise fee of $20,000 for each restaurant opened.

Under our current standard franchise agreement, each franchisee is required to pay us a royalty of 6% of their gross sales net of discounts. Each restaurant also contributes 5% of gross sales net of discounts to the Ad Fund to fund national marketing and advertising campaigns. The national advertising fund contribution rate increased to 5% from 4% effective the first day of the fiscal second quarter 2022. These funds are managed by the Ad Fund and are primarily used to create advertising content and purchase digital and television advertising on a national level. Beginning the second fiscal quarter 2024, the advertising fund contribution rate will increase to 5.3% to support digital and technology-related costs.

International Franchise Agreements

Our markets outside of the United States are operated by master franchisees with franchise and distribution rights for entire regions or countries. The master franchise agreement typically requires the franchisees to open a minimum number of restaurants within a specified period. The master franchisee is generally required to pay an initial, upfront development fee for the territory as well as a franchise fee for each restaurant opened. Under our current standard master franchise agreement, each master franchisee is also required to pay a continuing royalty fee as a percentage of sales, which varies among international markets, but is currently set at 6%.

Suppliers and Distribution

Our franchisees are required to purchase all chicken, groceries, produce, beverages, equipment and signage, furniture, fixtures, logo-imprinted paper goods, and cleaning supplies solely from suppliers that we designate and approve. Our supply partners are required to meet strict quality standards. We regularly inspect vendors to ensure our standards are being met and that prices offered are competitive. We also have a Global Supplier Code of Conduct that outlines the standards and business practices that we expect of all our direct and extended suppliers as we strive to meet the highest standards of business conduct.

The principal raw materials for a Wingstop restaurant operation are bone-in and boneless chicken wings, tenders, and chicken fillets. Therefore, chicken is our largest product cost item and represented approximately 53.3% of all purchases for the 2023 fiscal year. Company-owned and franchised restaurants purchase their bone-in and boneless chicken wings, chicken tenders, and chicken fillets from suppliers that we designate and approve. Our chicken supply is diversified both geographically and with a broad range of suppliers supporting the Wingstop system. We designate sources for potatoes to ensure that they are grown to our specifications. We also require franchisees to use our proprietary sauces, seasonings, and spice blends and to purchase them and other proprietary products only from designated sources.

All food items and packaging goods for Wingstop restaurants in the U.S. are currently supplied through one distributor. Currently, there are 17 geographically diverse distribution centers, which carry all products required for a Wingstop restaurant and service all of Wingstop's domestic restaurants. The distributor is contractually obligated to deliver products to our restaurants at least twice weekly, and provides consolidated deliveries with a tightly controlled and monitored cold chain for perishable items. The distributor's national distribution system has a documented recovery plan to handle any disruption.

Wingstop contracts directly with manufacturers to sell products to the distributor, who in turn receives a fee for delivering these items to our restaurants. The majority of Wingstop's highest-spend items are formula or fixed-contract priced. Wingstop has also negotiated agreements with its beverage suppliers to offer beverage dispensing systems, along with associated branded products, in all Wingstop restaurants.

Information / Technology Systems

We have core information systems in place that, together with focused investments we are making in technology (including our digital platform), we believe are designed to scale and support our future growth plans. We specify a POS system and restaurant management system in all domestic restaurants that help facilitate the operation of the restaurants by recording sales, purchasing and inventory of goods, managing of labor and assessing restaurant performance. Our POS system and restaurant management system is configured to record and store financial information in a manner that we specify, and we require franchisees to provide us with continual and unlimited independent access to all information on each POS system.

We have an online ordering platform and mobile ordering applications that integrate with third party delivery providers and our POS system, which makes it easy for our guests to order-ahead, and which we believe leads to higher check averages.

We require our franchisees' electronic information systems, including POS systems, to comply with and be maintained in accordance with established network security standards, including applicable Payment Card Industry and data privacy standards.

Human Capital Resources

As of December 30, 2023, we employed 1,225 employees, affectionately referred to as "team members," of whom 271 were full-time corporate-based and regional personnel. The remainder were part-time or restaurant-level team members. None of our team members are represented by a labor union or covered by a collective bargaining agreement, and we believe that we have good relations with our team members. Our franchise owners are independent business owners, so they and their employees are not considered our team members and are therefore not included in our team member count.

Our human capital objectives include attracting, retaining, and accelerating the growth of our team members. Our team member programs are designed to develop talent and prepare team members for advancement and leadership positions in the future; provide market-competitive pay and benefits; focus on team members' health, safety and well-being; enhance our culture through our continuing efforts to make our workplace more engaging and inclusive; and acquire talent and facilitate internal talent mobility to create a high-performing and diverse workforce.

Diversity, Equity, and Inclusion

We are committed to fostering an environment of diversity, equity, and inclusion, including among our board of directors, and having diverse representation across all levels of our workforce. Examples of some of our recent efforts and metrics include:

- diversity and inclusion education training was offered to team members throughout the year;
- 60% of our franchisees and 56% of our board of directors identify as diverse;
- 85% of our team members identify as diverse; and
- we are a member of the Women's Foodservice Forum and the Multicultural Foodservice & Hospitality Alliance Group.

We are also committed to providing competitive pay to compensate and reward our team members. All corporate management and staff and restaurant management positions for company-owned restaurants, including hourly assistant managers and shift leaders, are eligible for performance-based cash incentives. Our incentive plan reinforces and rewards individuals for achievement of specific company and/or restaurant business goals.

We offer comprehensive benefit programs to eligible team members. Our core health and welfare benefits are supplemented with a variety of voluntary benefits and paid time away from work programs. We maintain a strong focus on team member well-being, health and safety.

We invest in people and infrastructure to build the organization for the next level. In addition to seeking to acquire new talent in the marketplace that share our values and goals, we recognize and support the growth and development of our team members and offer opportunities to participate in regular talent and development planning reviews to assist us with growing our internal restaurant teams.

Government Regulation

We and our franchisees are subject to various federal regulations affecting the operation of our business. We and our franchisees are subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act, and various other federal and state laws governing matters such as minimum wage requirements, overtime, fringe benefits, workplace safety and other working conditions and citizenship requirements. A significant number of our and our franchisees' food service personnel are paid at rates related to the applicable minimum wage, and past increases in the minimum wage have increased our and our franchisees' labor costs, as would future increases. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us and our franchisees.

We are subject to extensive and varied state and local government regulation affecting the operation of our business, as are our franchisees, including regulations relating to public and occupational health and safety, sanitation, fire prevention, and franchise operation. Each Wingstop restaurant is subject to licensing and regulation by a number of governmental authorities, including with respect to zoning, health, safety, the preparation and sale of food, sanitation, food safety, nutritional information disclosure, environmental, and building and fire safety, in the jurisdiction in which the restaurant is located. Our and our franchisees' licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause, including violation by us or our employees, or our franchisees or their employees, of any law or regulation pertaining to alcoholic beverage control, such as those regulating the minimum age of patrons or employees, advertising, wholesale purchasing, and inventory control.

In addition, we are subject to the rules and regulations of the Federal Trade Commission (the "FTC") and various state laws regulating the offer and sale of franchises. The FTC and various state franchise laws require that we furnish a franchise disclosure document containing certain information to prospective franchisees in advance of any franchise sale or the receipt of any consideration for the franchise, and a number of states require registration of the franchise disclosure document at least annually with state authorities. We are operating under exemptions from registration (though not disclosure) in several states based on our qualifications for exemption as set forth in each such state's laws. Substantive state laws that regulate the franchisor-franchisee relationship, including in the areas of termination and non-renewal, presently exist in a substantial number of states. We believe that our franchise disclosure document and franchising procedures comply in all material respects with both the FTC guidelines and all applicable state laws regulating franchising in those states in which we have offered franchises.

Our international franchised restaurants are subject to national and local laws and regulations that are often similar to those affecting our U.S. restaurants. We believe that we have established procedures at our international franchised restaurants that provide reasonable assurance that our international franchised restaurants comply in all material respects with the laws of the applicable foreign jurisdiction.

Other factors pertaining to our competitive position in the industry are addressed under the section entitled "Risks Related to Our Business and Our Industry" and listed in "Item 1A. Risk Factors" of this report.

Trademarks

We have many registered trademarks and believe that the Wingstop mark and Wingstop names and logos, in particular, have significant value and are important to our business. Our policy is to pursue registration of our trademarks and to vigorously oppose the infringement of any of our trademarks. We license the use of our registered marks to franchisees through franchise agreements.

Environmental Matters

We are not aware of any federal, state or local environmental laws or regulations that we would expect to materially affect our earnings or competitive position or result in material capital expenditures. However, increased focus on environmental matters by legislative, governmental or other authorities may lead to new regulatory initiatives, particularly in the area of climate change. We cannot predict the effect of possible future environmental legislation or regulations (including those related to climate change). During the 2023 fiscal year, we had no material environmental compliance-related capital expenditures.

Community Involvement

In 2016, we created Wingstop Charities, a non-profit organization dedicated to enhancing and elevating the community work of our franchisees to make a difference in the communities we serve. We are committed to strengthening those communities through the Wingstop Charities Community Grant Program, which supports nonprofit organizations focused on education, sports, entrepreneurship, the environment, and food. In fiscal year 2023, more than 100 community organizations received grant funding totaling over $1.3 million from Wingstop Charities, including our first national partnership with No Kid Hungry. Since its inception, Wingstop Charities has awarded over 300 grants and contributed more than $3 million across three key programs: Community Grants, Team Member Assistance, and the Morrison Family Scholarship Program. To learn more about how Wingstop Charities is making an impact in our local communities, visit www.wingstopcharities.org.

Available Information

We make available, free of charge, through our internet website www.wingstop.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Materials filed with the SEC are also available at www.sec.gov.

References to our website addresses or the website addresses of third parties in this report do not constitute incorporation by reference of the information contained on such websites and should not be considered part of this report.

Item 1A.   Risk Factors

Risks Related to Our Business and Our Industry

If we fail to successfully implement our growth strategy, which includes opening new restaurants, our ability to increase our revenue and operating profits could be materially adversely affected.

Our growth strategy relies substantially upon new restaurant development by existing and new franchisees and we are continuously seeking to identify target markets where we can enter or expand. We and our franchisees face many challenges in opening new restaurants, including:

- selection and availability of and competition for suitable restaurant locations;
- availability of financing;
- negotiation of acceptable lease and financing terms;
- securing required governmental permits and approvals, including zoning approvals;
- availability and training of, and compensation for, qualified personnel;
- availability of required restaurant equipment;
- unanticipated increases in construction and development costs; and
- the legal and regulatory requirements applicable to our industry.

In particular, because substantially all of our new restaurant development is funded by franchisee investment, our growth strategy is dependent on our franchisees' (or prospective franchisees') ability to access funds to finance such development. We do not provide our franchisees with direct financing and therefore if our franchisees (or prospective franchisees) are not able to obtain independent financing at commercially reasonable rates, or at all, they may be unwilling or unable to invest in the development of new restaurants, and our future growth could be adversely affected. To the extent our franchisees are unable to open new restaurants at the level that we anticipate, our revenue growth would come primarily from growth in same store sales. Our failure to add a significant number of new restaurants or grow same store sales would adversely affect our ability to increase our revenue and operating income and could materially adversely affect our business, financial condition, and operating results.

As we continue to grow, our existing systems and processes and personnel may not be adequate to support our continued growth. We may need to upgrade and expand our infrastructure and information systems, automate more processes and hire, train and retain restaurant employees and corporate support staff, all of which may result in increased costs and inefficiencies

Our success depends in significant part on the future performance of existing and new franchise restaurants, and we are subject to a variety of additional risks associated with our franchisees.

As of December 30, 2023, approximately 98% of our restaurants were operated by franchisees. As a result, a substantial portion of our revenue comes from royalties generated by our franchised restaurants. Accordingly, we are reliant on the performance of our franchisees in successfully operating their restaurants and paying royalties to us on a timely basis. Our franchise system subjects us to a number of risks, any one of which may impact our ability to collect royalty payments from our franchisees, harm the goodwill associated with our franchise, and materially adversely affect our business and results of operations.

Our franchisees are an integral part of our business. We may be unable to successfully implement our growth strategy without the participation of our franchisees and the adherence by our franchisees to our restaurant operation guidelines. Because our ability to control our franchisees is limited, our franchisees may fail to focus on the fundamentals of restaurant operations, such as quality, service, and cleanliness, which would have a negative impact on our success and/or adversely impact the goodwill associated with our franchise. In addition, our franchisees may fail to renovate their existing restaurants or support our marketing initiatives, which could materially adversely affect their sales trends, average weekly sales, and results of operations, thereby impacting royalty revenue. Although we provide frequent training opportunities to our franchisees to ensure consistency among our operations, there may be differences in the quality of operations at our franchised restaurants that impact the profitability of those restaurants. In addition, if our franchisees fail to renew their franchise agreements, our royalty revenue may decrease, which in turn could materially adversely affect our business, financial condition, and operating results.

The failure of our franchisees to comply with applicable laws could negatively impact our reputation or results of operations. For example, our franchisees are solely responsible for making their own hiring, firing and disciplinary decisions, scheduling hours and establishing compensation. Any failure by our franchisees to comply with applicable employment laws could negatively impact our reputation and our ability to hire and/or retain employees. Furthermore, if one of our key franchisees were to become insolvent or otherwise were unable or unwilling to pay us royalties, Ad Fund contributions, or other amounts owed, our business, financial condition, and results of operations could be adversely affected. In a franchisee bankruptcy, the bankruptcy trustee may reject its franchise agreements under the applicable bankruptcy code, in which case there would be no further royalty payments from such franchisee. The amount of the proceeds, if any, that may ultimately be recovered in a bankruptcy proceeding of such franchisee may not be sufficient to satisfy a damage claim resulting from such rejection.

If we fail to identify, recruit and contract with a sufficient number of qualified franchisees, our ability to open new franchised restaurants and increase our revenue could be materially adversely affected.

The opening of additional franchised restaurants depends, in part, upon the availability of prospective franchisees who meet our criteria. We may not be able to identify, recruit or contract with suitable franchisees in our target markets on a timely basis or at all. Although we have developed criteria to evaluate and screen prospective franchisees, our franchisees may not ultimately have the business acumen or be able to access the financial or management resources that they need to open and successfully operate the restaurants contemplated by their agreements with us. Existing franchisees may elect to cease restaurant development for other reasons and state franchise laws may limit our ability to terminate or modify these license agreements. If any of these situations occur, our growth may be slower than anticipated, which could materially adversely affect our ability to increase our revenue and materially adversely affect our business, financial condition and results of operations.

Also, the number of new franchised Wingstop restaurants that actually open in the future may differ materially from the number of signed commitments from existing and new franchisees. Historically, a portion of our signed commitments have not ultimately opened as new franchised Wingstop restaurants. The historic conversion rate of signed commitments to new franchised Wingstop restaurants may not be indicative of the conversion rates we will experience in the future, and the total number of new franchised Wingstop restaurants actually opened in the future may differ materially from the number of signed commitments disclosed at any point in time.

Our stated sales to investment ratio and target unlevered cash-on-cash return may not be indicative of future results of any new franchised restaurant.

Initial investment levels, AUV levels, restaurant-level operating costs and restaurant-level operating profit of any new restaurant may differ from average levels experienced by franchisees in prior periods due to a variety of factors, and these differences may be material. Accordingly, our stated sales to investment ratio and average unlevered cash-on-cash return may not be indicative of future results of any new franchised restaurant. In addition, estimated initial investment costs and restaurant-level operating costs are based on information self-reported by our franchisees and have not been verified by us. Furthermore, performance of new restaurants is impacted by a range of risks and uncertainties beyond our or our franchisees' control, including those described by other risk factors described in this report.

Food safety and food-borne illness concerns may have a material adverse effect on our business.

Food safety is a top priority, and we dedicate substantial resources so that our customers enjoy safe, high quality food products. However, food-borne illnesses, such as salmonella, E. coli infection, or hepatitis A, and food safety issues, including food tampering or contamination, have occurred in the food industry in the past, and could occur in the future. Any report or publicity linking our restaurants to instances of food-borne illness or food safety issues could materially adversely affect our brand and reputation as well as our revenue and profits. Even instances of food-borne illness or food safety issues occurring solely at our competitors' restaurants could result in negative publicity about the food service industry or fast casual restaurants generally and adversely impact our restaurants.

In addition, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control and that multiple restaurants could be affected rather than a single restaurant. We cannot ensure that all food items are properly maintained during transport throughout the supply chain or that our employees and our franchisees and their employees will identify all products that may be spoiled and should not be used. Our industry has also long been subject to the threat of food tampering by suppliers, employees, and others such as the addition of foreign objects in the food that we sell. Reports, whether or not true, of injuries caused by food tampering have in the past severely injured the reputations and brands of restaurant chains in the quick service restaurant market and could affect us in the future as well. If our customers become ill from food-borne illnesses or injured from food tampering, we could also be forced to temporarily close some restaurants. Moreover, any instances of food contamination, whether or not at our restaurants, could subject our restaurants or our suppliers to a food recall pursuant to the Food and Drug Administration Food Safety Modernization Act.

Our expansion into new and existing markets may present increased risks.

Some of our new restaurants are located in markets where there may be limited or no market recognition of our brand. Those markets may have competitive conditions, consumer tastes and discretionary spending patterns that are different from those in our existing markets, and we may encounter well-established competitors with substantially greater financial resources than us. As a result, those new restaurants may be less successful than restaurants in our existing markets.

We may need to build brand awareness in new markets through greater investments in advertising and promotional activity than we originally planned, which could negatively impact the profitability of our operations in such new markets. Our franchisees may find it more difficult in new markets to hire, motivate and keep qualified employees who can project our vision, passion and culture. In addition, we may have difficulty finding reliable suppliers or distributors or ones that can provide us, either initially or over time, with adequate supplies of ingredients meeting our quality standards. Restaurants opened in new markets may also have lower average restaurant sales than restaurants opened in existing markets and may take longer to, or fail to, ramp up and reach expected sales and profit levels. Additionally, new markets may have higher rents and labor costs. These factors could negatively impact our unit economics and overall profitability.

We also intend to continue opening new franchised restaurants in our existing markets as a core part of our growth strategy. As a result, the opening of a new restaurant in or near markets in which our restaurants already exist could adversely affect the sales of our existing restaurants.

Our success depends on our ability to compete with many other restaurants.

The restaurant industry in general, and the fast casual category in particular, are intensely competitive, and we compete with many well-established restaurant companies on the basis of food taste and quality, price, service, value, location, convenience, digital engagement, delivery and overall customer experience. Our competitors include individual restaurants and restaurant chains that range from independent local operators to well-capitalized national and regional restaurant companies, including restaurants offering chicken wings, tenders, and chicken sandwiches, as well as dine-in, carry-out, and delivery services offering other types of food.

As our competitors expand their operations or as new competitors enter the industry, we expect competition to continue to intensify. Should our competitors increase their spending on advertising and promotions or if their advertising and promotions are more effective, we could experience a loss of customer traffic to our competitors and a material adverse effect on our business, financial condition, and results of operations. We and our franchisees compete with other restaurant chains and other retail businesses for quality site locations, management, hourly employees, and we also compete for qualified franchisees. We also face the risk that new or existing competitors will copy our business model, menu options, presentation, or ambiance, among other things. Consumer tastes, nutritional and dietary trends, traffic patterns, and the type, number, and location of competing restaurants often affect the restaurant business, and our competitors may react more efficiently and effectively to those conditions.

Moreover, we may also compete with companies outside the fast casual, quick service, and casual dining segments of the restaurant industry, such as deli sections and in-store cafés of several major grocery store chains and from home delivery meal plan services, as well as from convenience stores and other dining outlets. These competitors may have, among other things, a more diverse menu, lower operating costs, better locations, better facilities, better management, more effective marketing, more efficient operations, stronger brand recognition, more loyal customer bases and more convenient offerings than we have. If we are unable to compete effectively, it could decrease our traffic, sales and profit margins, which could materially adversely affect our business, financial condition, and results of operations.

Changes in food and supply costs could materially adversely affect our results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. There are no established fixed price markets for bone-in chicken wings. As a result, we are subject to prevailing market conditions and remain susceptible to volatility in food costs. The cost of chicken can be volatile. Although we enter into arrangements in an effort to mitigate the volatility of food costs, any increase in the prices of the ingredients most critical to our menu, particularly chicken, could materially adversely affect our operating results. Food costs may also increase as a result of factors beyond our control, such as inflation, general economic conditions, seasonal fluctuations, weather conditions, energy costs, feed prices, labor shortages, industry demand, food safety concerns, product recalls and government regulations. Increased weather volatility or other long-term changes in weather patterns, including those related to climate change, could have a significant impact on the price or availability of some of our ingredients. Additionally, avian influenza, or similar poultry-related diseases, may negatively affect the supply chain by increasing costs and limiting availability of chicken. As a result, we may not be able to anticipate or successfully react to changing food costs, including the price of bone-in chicken wings, by adjusting our purchasing practices, increasing our menu prices to pass along commodity price increases to our customers or making other operational adjustments, which could materially adversely affect the demand for product and our operating results.

Interruptions in the supply of product to company-owned restaurants and franchisees could materially adversely affect our revenue.

In order to maintain quality-control standards and consistency among restaurants, our franchise agreements obligate our franchisees to obtain food and other supplies from preferred suppliers approved by us in advance. All food items and packaging goods for Wingstop restaurants are currently sourced through one distributor with 17 geographically diverse distribution centers. In this regard, we and our franchisees depend on a group of suppliers and our distributor for food ingredients, beverages, paper goods, and distribution. We and our franchisees bear risks associated with the timeliness, solvency, reputation, labor relations, freight costs, price of raw materials, and compliance with health and safety standards of each supplier and our distributor. We have little control over such suppliers or the distributor. Disruptions in these relationships may reduce company-owned restaurant and franchisee sales and, in the case of reduced franchisee sales, our royalty income. Overall difficulty of suppliers meeting restaurant product demand, interruptions in the supply chain, obstacles or delays in the process of renegotiating or renewing agreements with preferred suppliers or the distributor, financial difficulties experienced by suppliers or the distributor, or the deficiency, lack, or poor quality of alternative suppliers or distributors could adversely impact company-owned restaurant and franchisee sales, which could materially adversely affect our business, financial condition, and operating results and, in the case of reduced franchisee sales, would reduce our royalty income and revenue. In addition, our focus on a limited menu could make these consequences more severe.

Cyber incidents or deficiencies in cybersecurity could negatively impact our business by causing data loss, a disruption to our operations, a compromise or corruption of confidential or personal information, damage to our employee and business relationships and reputation, and/or litigation and liability, all of which could subject us to loss and harm our brand.

As our brand profile and our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced. Additionally, there has been an increase in data integration and complexity of our technology systems, particularly in our international markets. Our information technology systems include the use of electronic payment methods and the collection and storage of personal information from individuals, which may expose us and our franchisees to increased risk of cyber incidents, privacy and/or security breaches or intrusions, and other risks. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmitting, and storing such information. The use of personally identifiable information by us is regulated by foreign, federal, and state laws, which continue to evolve, as well as by certain third-party agreements. As privacy and information security laws and regulations change, we may incur additional costs to ensure that we remain in compliance with those laws and regulations. See "*Changing regulations relating to privacy, information security, and data protection could increase our costs and affect or limit how we collect and use personal information*" below for a further discussion on privacy, information security, and data protection regulations.

Our franchisees, contractors and third parties with whom we do business have experienced cyber incidents and security breaches or intrusions in which confidential or personal information could have been stolen and we, our franchisees, contractors and third parties with whom we do business may experience cyber incidents and security breaches or intrusions in which confidential or personal information is stolen in the future. Third parties may have the technology or know-how to breach the security of confidential or personal information collected, stored or transmitted by us or our franchisees, and our and their security measures and those of third parties with whom we do business, including technology vendors, solution providers, software manufacturers and supply chain vendors, may not effectively prohibit others from obtaining improper access to this information. Third parties have been and will likely be able to continue to develop and deploy viruses, worms and other malicious software programs, such as ransomware, that attack our, our franchisees' and third parties with whom we do business's systems or otherwise exploit any security vulnerabilities. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect for long periods of time, which may cause a breach to go undetected for an extensive period of time. Advances in computer and software capabilities, technology, new tools, and other developments may increase the risk of such a breach. If a person is able to circumvent the security measures of our business, our franchisees' businesses or those of other third parties, he or she could destroy or steal valuable information or disrupt the operations of our business. In addition, our franchisees, contractors or third parties with whom we do business or to whom we outsource business operations may attempt to circumvent our security measures in order to misappropriate confidential information and may purposefully or inadvertently cause a breach involving such information. The costs to us to eliminate any of the foregoing cybersecurity vulnerabilities or to address a cyber incident could be significant and have material adverse impact on our business, financial condition, and results of operations. The rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks.

If we, our employees, franchisees, or vendors fail to comply with applicable laws, regulations, or contract terms, and covered information is obtained by unauthorized persons, used inappropriately, or destroyed, it could adversely affect our reputation, disrupt our operations and result in costly litigation, judgments, or penalties resulting from violation of laws and payment card industry regulations. Any such claim or proceeding could cause us to incur significant unplanned expenses and significantly harm our reputation, which could have a material adverse impact on our business, financial condition, and results of operations. A cyber incident could also require us to provide notifications, result in adverse publicity, loss of sales and profits, increase fees payable to third parties, and result in penalties or remediation and other costs that could materially adversely affect the operation of our business, financial condition, and results of operations. In addition, our cyber liability coverage may be inadequate or may not be available in the future on acceptable terms, or at all, and defending a suit, regardless of its merit, could be costly and divert management's attention.

Our increasing reliance on credit or debit cards for payment increases the risk of regulatory compliance and security breaches or intrusions, which could materially adversely impact our business, financial condition, or results of operations.

The majority of our restaurant sales are paid by credit or debit cards. In connection with credit or debit card transactions in-restaurant, we and our franchisees collect and transmit confidential information to card processors. The systems currently used for transmission and approval of electronic payment transactions, and the technology utilized in electronic payments themselves, all of which can put electronic payment at risk, are determined and controlled by the payment card industry, not by us, through enforcement of compliance with the Payment Card Industry - Data Security Standards (as modified from time to time, "PCI DSS"). We and our franchisees must abide by the PCI DSS in order to accept electronic payment transactions. If we or our franchisees fail to abide by the PCI DSS, we or our franchisees could be subject to fines, penalties or litigation, which could materially adversely impact our business, financial condition, or results of operations. In addition, we or our franchisees may become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we or our franchisees may also be subject to lawsuits or other proceedings relating to these types of incidents.

Changing regulations relating to privacy, information security, and data protection could increase our costs and affect or limit how we collect and use personal information.

The United States, the European Union, and other countries in which we operate are increasingly adopting or revising privacy, information security, and data protection laws and regulations that could have a significant impact on our current and planned privacy, data protection, and information security-related practices, our collection, use, sharing, retention, and safeguarding of consumer and/or employee information, and some of our current or planned business activities. In the United States, these include rules and regulations promulgated under the authority of the FTC, the Health Insurance Portability and Accountability Act of 1996, federal and state labor and employment laws, state data breach notification laws, and state privacy laws such as the California Consumer Privacy Act of 2018 (the "CCPA") and the California Privacy Rights Act (the "CPRA") (which will become enforceable in March 2024). The CPRA expanded the CCPA's requirements, restricted the use of certain categories of personal information that we handle, and established a new regulatory agency to implement and enforce the law. A number of other states have enacted similar data privacy laws, and other states and countries are considering passing or expanding privacy laws in the near term. Many of these laws and regulations provide consumers and employees with a private right of action if a covered company suffers a data breach related to a failure to implement reasonable data security measures. For example, the CCPA and CPRA provide a private right of action for certain data breaches coupled with statutory damages under certain circumstances. Compliance with the CCPA, CPRA and other laws relating to the protection of personal information involve significant costs and could result in significant liability in the event we allow an unauthorized disclosure of personal information. In the European Union, this includes the General Data Protection Regulation. The legal framework around privacy issues is rapidly evolving, as various federal and state government bodies are considering adopting new privacy laws and regulations. These laws and regulations could result in significant limitations on or changes to the ways in which we can collect, use, host, store, or transmit personal information and other data. Compliance with privacy, data protection, and information security laws to which we are subject could result in additional costs, and our failure to comply with such laws could result in potentially significant regulatory investigations or government actions, penalties or remediation, and other costs, as well as adverse publicity, loss of sales and profits, and an increase in fees payable to third parties. Each of these implications could materially adversely affect our business, financial condition, and results of operations. Additionally, the rapid evolution and increased adoption of artificial intelligence technologies and our obligations to comply with emerging laws and regulations may require us to develop additional artificial intelligence-specific governance programs.

We and our franchisees rely on information technology to process transactions and manage our business, and a disruption or a failure of such systems or issues with our key technology providers or technology could harm our ability to effectively manage our business and/or result in the loss of guests.

Network and information technology systems, including point-of-sale and payment processing systems, technologies supporting our digital and delivery business, technologies that manage our supply chain, and technologies that facilitate collection of cash, payment of obligations, marketing initiatives, employee engagement and payroll processing, and various other processes and procedures, are integral to our business. Our ability to effectively manage our business and coordinate the procurement, distribution and sale of our products depends significantly on the availability, reliability, and security of these systems. Many of these critical systems are provided and managed by third parties, and we are reliant on those third-party providers to implement protective measures that ensure the security and availability of their systems. While we have systems in place to attempt to manage third-party cybersecurity risks, such procedures may not be sufficient to address all potential failures of third-party systems.

In addition, we utilize various computer systems, including our franchisee reporting system, by which our franchisees report their weekly sales and pay their corresponding royalty fees and required Ad Fund contributions. This system is critical to our ability to accurately track sales and compute and receive royalties and Ad Fund contributions due from our franchisees.

Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, computer, network and telecommunications failure, or other catastrophic events, as well as from internal and external security breaches or intrusions, viruses and other disruptive software, worms, improper usage by employees, and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. In addition, such events could result in a need for a costly repair, upgrade or replacement of systems, or a decrease in, or in the collection of, royalties and Ad Fund contributions paid to us by our franchisees. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability which could materially affect the operation of our business, our financial condition, and results of operations. It is also critical that we establish and maintain certain licensing and software agreements for the software we use in our day-to-day operations. A failure to procure or maintain these licenses could have a material adverse effect on our business operations.

We are dependent to a significant extent on our ongoing relationship with key technology providers, including their personnel, resources, technological expertise, systems and technology and their ability to help execute our digital, restaurant technology and enterprise technology initiatives and support our technology innovation and growth initiatives. The inability of us or our providers to execute those initiatives, or a breakdown in the relationship with those providers, could have an adverse impact on our business, results of operations, and financial condition.

There are risks associated with our increasing dependence on digital commerce platforms to maintain and grow sales, and limitations, disruptions or unavailability of our digital commerce platforms, or our ability to distribute our apps, could harm our ability to compete and conduct our business.

Customers are increasingly using e-commerce websites and apps, both domestically and internationally, like www.wingstop.com, our mobile ordering application, and third-party delivery apps, to order and pay for our products and select optional delivery and curbside services. In the fourth quarter of 2023, digital sales accounted for 67.0% of our domestic sales. As a result, we and our franchisees are increasingly reliant on digital ordering and payment for such sales, and portions of our digital commerce platforms depend on third-party services, including cloud-based technologies and platforms. Our ability to effectively manage and grow our business depends significantly on the reliability and capacity of these systems, and we continue to invest in technology innovations, such as our digital platform, as part of our growth strategy. There can be no assurance that we will realize the intended benefits of these investments or achieve expected results, nor can we be certain of our ability to adequately and/or timely implement, execute, transition between, or enhance such technologies, which could result in: platform outages; loss of data; disruptions to or reduced efficiency in our operations; delays in customer service; dissatisfaction from our customers; loss of sales; or negative publicity and damage to our reputation. Our apps and other digital ordering and payment platforms could be damaged or interrupted by power loss, technological failures, cyber-attacks or data breaches, other forms of sabotage or acts of God. Further, we may not be successful in achieving protection of our related intellectual property, or information systems, including those necessary for implementation and management of our digital platform. Remediation of these or related issues could result in significant, unplanned capital investments. In addition, the availability, distribution and functionality of our apps and updates to our apps are dependent on mobile app stores and their related policies, terms and conditions. Because we and our franchisees rely on digital orders for a significant portion of our sales, any limitations in functionality, interruptions or unavailability of any of our or third-party digital ordering or payment platforms could limit or delay customers' ability to order through such platforms. Further, developing and implementing consumers' evolving technology demands or industry trends may place a significant financial burden on us and, particularly with respect to digital commerce platforms, could result in a loss of customers and related market share. If our digital ordering and payment platforms do not meet customers' expectations in terms of security, speed, attractiveness, or ease of use, customers may be less inclined to return to such platforms. Any such limitation, damage, interruption or unavailability of our digital commerce platforms or failure of those platforms to meet customers' expectations could materially adversely affect our and our franchisees' sales and our growth prospects, results of operations and financial condition.

Any failure by us or our third-party delivery providers to provide timely and reliable delivery services may materially adversely affect our business and reputation.

As of December 30, 2023, delivery services were available at all Wingstop restaurants throughout the United States. Interruptions or failures in our delivery services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of our delivery providers, such as inclement weather, natural disasters, transportation disruptions, sabotage by an outside party, civil protests or labor shortages or unrest. In addition, changes in business practices of our delivery providers and governmental regulations could materially adversely impact delivery services and/or profitability.

If our products are not delivered on time and in safe and proper condition, customers may refuse to accept our products and have less confidence in our services, in which case our business and reputation may suffer. If our third-party delivery service providers fail to follow the quality standards or other terms that they agreed to with us, it could result in harm to our business and reputation and could force us to pursue arrangements with alternative delivery service providers, which could result in an interruption to our delivery services. These factors may materially adversely impact our sales and our brand reputation. We also incur additional costs associated with delivery orders, and it is possible that these orders could cannibalize more profitable carry-out or in-restaurant orders.

Uncertainty in the law with respect to the assignment or allocation of liabilities in the franchise business model could materially adversely impact our profitability.

One of the legal foundations fundamental to the franchise business model has been that, absent special circumstances, a franchisor is generally not responsible for the acts, omissions, or liabilities of its franchisees, whether with respect to the franchisees' employees or otherwise. In the last several years, this principle has been the subject of differing and inconsistent interpretations at the National Labor Relations Board ("NLRB") and in the courts, and the question of whether a franchisor can be held liable for the actions or liabilities of a franchisee under a vicarious liability theory, sometimes called "joint employer," has become highly fact dependent and generally uncertain. The effective date of a new joint employer rule announced by the NLRB that would expand liability for franchisors has been extended to February 26, 2024. The status of the rule remains uncertain, pending resolution of legal and legislative challenges with respect to the rule. Further, legislation has been proposed from time to time to require franchisors to be responsible for ensuring franchisee compliance with certain laws. A regulatory, judicial or legislative determination that we are a "joint employer" with our franchisees or that our franchisees are part of one unified system subject to joint and several liability could subject us and/or our franchisees to liability for employment-related, health and safety related and other liabilities of our franchisees and could cause us to incur other costs that have a material adverse effect on our profitability, which would adversely impact our business, financial condition, and results of operations.

Our business activities subject us and our franchisees to litigation risk that could subject us to significant money damages and other remedies or by increasing our and our franchisees' litigation expense.

We and our franchisees are, from time to time, the subject of, or potentially the subject of, complaints or litigation, including customer claims, class-action lawsuits, personal-injury claims, environmental claims, intellectual property claims, employee claims regarding workplace matters such as wage-related or workforce scheduling claims, allegations of improper termination, harassment, discrimination and claims related to violations of laws, such as the Americans with Disabilities Act of 1990 ("ADA"), religious freedom laws, the Fair Labor Standards Act, other employment-related laws, the Occupational Safety and Health Act, the Employee Retirement Income Security Act of 1974, as amended, advertising laws and state and local "dram shop" laws. Each of these claims may increase our and our franchisees' costs, limit the funds of our franchisees available to make royalty payments and reduce the execution of new franchise agreements. Litigation against a franchisee or its affiliates by third parties or regulatory agencies, whether in the ordinary course of business or otherwise, may also include claims against us by virtue of our relationship with the defendant-franchisee, whether under vicarious liability, joint employer, or other theories.

Regardless of whether any claim brought against us or a franchisee in the future is valid or whether we or they are liable, such a claim would be expensive to defend and may divert time, money and other valuable resources away from our or their operations and, thereby, hurt our business. In addition, the ability of a defendant-franchisee to make royalty payments in the event of such claims may be decreased and adverse publicity resulting from such allegations may materially adversely affect us and our brand, regardless of whether these allegations are valid or whether we or they are liable. Our international business may be subject to additional risks related to litigation, including difficulties in enforcement of contractual obligations governed by foreign law due to differing interpretations of rights and obligations, compliance with multiple and potentially conflicting laws, new and potentially untested laws and judicial systems, and reduced or diminished protection of intellectual property. A substantial judgment against us could materially adversely affect our business, financial condition, and operating results. Insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to any of these or other matters. A substantial judgment, or judgment or other liability in excess of our or our franchisees' available insurance coverage, resulting from claims could materially adversely affect our business, financial condition, and results of operations.

We may engage in litigation or arbitration with our franchisees.

Although we believe we generally enjoy a positive working relationship with the vast majority of our franchisees, the nature of the franchisor-franchisee relationship may give rise to litigation or arbitration with our franchisees. In the ordinary course of business, we are the subject of complaints or litigation from franchisees, usually related to alleged breaches of contract or wrongful termination under the franchise arrangements. We may also engage in future litigation or arbitration with franchisees to enforce the terms of our franchise agreements and compliance with our brand standards as determined necessary to protect our brand, the consistency of our products and the customer experience, or to enforce our contractual indemnification rights if we are brought into a matter involving a third party due to the franchisee's alleged acts or omissions. In addition, we may be subject to claims by our franchisees relating to our Franchise Disclosure Document ("FDD"), including claims based on financial information contained in our FDD. Engaging in such litigation or arbitration may be costly and time-consuming and may distract management and materially adversely affect our relationships with franchisees and our ability to attract new franchisees. Any negative outcome of these or any other claims could materially adversely affect our results of operations as well as our ability to expand our franchise system and may damage our reputation and brand. Furthermore, existing and future franchise-related legislation could subject us to additional litigation risk in the event we terminate or fail to renew a franchise relationship.

Our business could be adversely affected by increased labor costs.

Labor is a primary component of our operating costs. Increased labor costs due to factors such as competition for workers, labor shortages, labor market pressures, increased minimum wage requirements, paid sick leave or vacation accrual mandates, or other legal or regulatory changes, such as predictive scheduling, may adversely impact operating costs for us and our franchisees. Additional taxes or requirements to incur additional employee benefit costs, including the requirements of the Patient Protection and Affordable Care Act or any new or replacement healthcare requirements, could also adversely impact our operating costs. From time to time, legislation increases the minimum wage at the federal, state and local level, or creates a council that could, among other things, increase minimum wages and impose additional minimum working or operating standards. The establishment of such laws in one state may have a ripple effect in other states, substantially increase labor costs and negatively impact our operating costs.

Our success depends in part upon effective advertising and marketing campaigns, which may not be successful, and franchisee support of such advertising and marketing campaigns.

We believe the Wingstop brand is critical to our business and expend resources in our marketing efforts using a variety of media outlets. We expect to continue to conduct brand awareness programs and customer initiatives, including product promotions, to attract and retain customers. Additionally, new social media platforms and other digital marketing initiatives are developing rapidly, and we need to continuously innovate, evolve, and invest in our social media strategies to maintain broad appeal with guests and brand relevance. Should our advertising and promotions not be effective, our business, financial condition and results of operations could be materially adversely affected.

The support of our franchisees is critical for the success of the advertising and marketing campaigns we seek to undertake, and the successful execution of these campaigns will depend on our ability to maintain alignment with our franchisees. Our franchisees are currently required to contribute specified percentages of their gross sales to certain advertising funds and programs. There can be no assurances that these funds will be sufficient to meet our marketing needs or that additional funds will be provided by our franchisees in the future. The lack of continued financial support for our advertising activities could hinder our marketing efforts, which may materially adversely affect our business, financial condition, and operating results. While we maintain control over advertising and marketing materials and can mandate certain strategic initiatives pursuant to our franchise agreements, we need the active support of our franchisees if the implementation of these initiatives is to be successful. If our initiatives are not successful, resulting in expenses incurred without the benefit of higher revenue, our business, financial condition and results of operations could be materially adversely affected.

We are vulnerable to changes in consumer preferences and regulation of consumer eating habits that could harm our business, financial condition, and results of operations.

Consumer preferences and eating habits often change rapidly and without warning, moving from one trend to another among many products or concepts. We depend on some of these trends, including the trend regarding away-from-home or take-out dining. Consumer preferences towards away-from-home and take-out dining or certain food products might shift as a result of, among other things, new information, attitudes regarding diet and health concerns or dietary trends related to cholesterol, carbohydrate, fat and salt content of certain food items, including chicken wings, in favor of foods that are perceived as healthier. Our menu is currently comprised primarily of chicken wings, tenders and sandwiches, and fries, and a change in consumer preferences away from these offerings would have a material adverse effect on our business, financial condition, and operating results. Negative publicity over, or increased costs relating to, the health aspects of, or animal welfare or other social or environmental concerns related to, the food items we sell may adversely affect demand for our menu items and could have a material adverse effect on traffic, sales and results of operations.

Regulations may also continue to change as a result of new information and attitudes regarding diet and health. These changes may include regulations that impact the ingredients and nutritional content of our menu items. The federal government and a number of states, counties and cities, have enacted laws requiring multi-unit restaurant operators to make certain nutritional information available to customers and/or legislation prohibiting the sales of certain types of ingredients in restaurants. If our customers perceive our menu items to contain unhealthy caloric, sugar, sodium, or fat content, our results of operations could be adversely affected. The success of our restaurant operations depends, in part, upon our ability to effectively respond to changes in consumer preferences and eating habits, negative publicity and consumer health and disclosure regulations and to adapt our menu offerings to fit the dietary needs, preferences and eating habits of our customers without sacrificing flavor. To the extent we are unable to respond with appropriate changes to our menu offerings, it could materially adversely affect customer traffic and our results of operations. Furthermore, any change in our menu could result in a decrease in existing customer traffic.

Our operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to certain factors, some of which are beyond our control, resulting in a decline in our stock price.

Our operating results may fluctuate significantly because of a number of factors, including:
- the timing of new restaurant openings;
- profitability of our restaurants, especially in new markets;
- inflationary pressures and changes in interest rates;
- increases and decreases in average weekly sales and same store sales, including due to the timing and popularity of sporting and other events;
- macroeconomic and geopolitical conditions, globally, nationally and locally;
- changes in consumer discretionary spending, consumer preferences and competitive conditions;
- legal and regulatory changes;
- costs associated with litigation;
- increases in infrastructure costs; and
- fluctuations in commodity prices.

Accordingly, results for any one fiscal quarter or year are not necessarily indicative of results to be expected for any other fiscal quarter or year and our results for any particular future period may decrease or change compared to the prior period. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease.

Because many of our restaurants are concentrated in certain geographic areas, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these areas.

As of December 30, 2023, 56% of our 1,926 domestic restaurants were spread across Texas (23%), California (20%), Florida (7%), and Illinois (6%). Given our geographic concentrations, economic conditions and other unforeseen events, including but not limited to negative publicity, local strikes, terrorist attacks, increases in energy prices, natural or man-made disasters, adverse weather conditions, or the enactment of more stringent state and local laws and regulations in these geographic areas, could have a disproportionate adverse effect on our business, financial condition, and results of operations.

Unexpected events have impacted and may in the future impact our business, financial condition and results of operations.

The occurrence of one or more unexpected events, including war, acts of terrorism, epidemics and pandemics (such as the COVID-19 pandemic), civil unrest, fires, tornadoes, tsunamis, hurricanes, earthquakes, floods, and other forms of severe weather (including those caused or exacerbated by climate change) in the United States or in other countries in which we operate, or in which our suppliers are located, have affected and could in the future affect our operations and financial performance. Such events could affect our guest traffic, sales and operating costs and/or cause complete or partial closure of one or more distribution centers, cause temporary or long-term disruption or inoperability of our information technology systems (including our digital platform), temporary or long-term disruptions in our delivery channel or the supply of products from suppliers, and disruption and delay in the transport of products, any of which may have a material adverse effect on our business, financial condition, and results of operations. Existing insurance coverage may not provide protection from all the costs that may arise from such events.

Our business is subject to various laws and regulations and changes in such laws and regulations, and/or our failure to comply with existing or future laws and regulations, could materially adversely affect us.

We are subject to certain state franchise registration requirements, the rules and regulations of the FTC and various state laws regulating the offer and sale of franchises in the United States through the provision of franchise disclosure documents containing certain mandatory disclosures, various state laws regulating the franchise relationship, and certain rules and requirements regulating franchising arrangements in foreign countries. Noncompliance with applicable laws, regulatory requirements and governmental guidelines regulating franchising could reduce anticipated royalty income, which in turn could materially adversely affect our business, financial condition, and results of operations.

We and our franchisees are subject to various existing U.S. federal, state, local, and foreign laws affecting the operation of restaurants and the sale of food and alcoholic beverages, including various sales tax laws, license and permit requirements, health, sanitation, fire, and safety standards. We and our franchisees may in the future become subject to regulation (or further regulation) seeking to tax or regulate high-fat foods, to limit the serving size of beverages containing sugar, to ban or restrict the use of certain packaging materials, or to require the display of detailed nutrition information. Each of these regulations would be costly to comply with and/or could result in reduced demand for our products. The failure of our restaurants to comply with applicable regulations and obtain and maintain required licenses, permits, and approvals (including those for the sale of alcoholic beverages) could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants, which would materially adversely affect our results of operations.

We and our franchisees may also have a substantial number of hourly employees who are required to be paid pursuant to applicable federal or state minimum wage laws. From time to time, various federal, state, and local legislators have proposed or approved changes to minimum wage, predictive scheduling with penalty pay, and additional time off requirements, especially for fast-food workers. These and any future similar increases in other regions in which our restaurants operate will increase the cost of labor and may negatively affect our and our franchisees profit margins as we and our franchisees may be unable to increase our menu prices in order to pass future increased labor costs on to our guests. Also, reduced margins of franchisees could make it more difficult to sell franchises. If menu prices are increased by us and our franchisees to cover increased labor costs, the higher prices could adversely affect transactions which could lower sales and thereby reduce our margins and the royalties that we receive from franchisees.

Although we require all workers in our company-owned restaurants and in our corporate support office to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. We currently participate in the "E-Verify" program, an Internet-based, free program run by the U.S. government to verify employment eligibility, in all of our company-owned restaurants and in our corporate support office. However, use of the "E-Verify" program does not guarantee that we will successfully identify all applicants who are ineligible for employment. Unauthorized workers may subject us to fines or penalties, and if any of our workers are found to be unauthorized, we could experience adverse publicity that negatively impacts our brand and it may be more difficult to hire and keep qualified employees. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state employment eligibility or immigration compliance laws. Failure by our franchisees to comply with employment eligibility or immigration laws may also result in adverse publicity and reputational harm to our brand and could subject them to fines, penalties and other costs. These factors could materially adversely affect our business, financial condition, and results of operations.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and therefore have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state, local and foreign authorities (including those applicable to us as a public company) could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us or our franchisees to expend significant funds to make modifications to our restaurants if we fail to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Our current insurance and the insurance of our franchisees may not provide adequate levels of coverage against claims.

We currently maintain insurance we believe is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business, financial condition, and results of operations.

Our franchise agreements require each franchisee to maintain certain insurance types and levels. Certain extraordinary hazards, however, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits and policy payments made to franchisees may not be made on a timely basis. Any such loss or delay in payment could have a material adverse effect on a franchisee's ability to satisfy obligations under the franchise agreement, including the ability to make royalty payments.

We also require franchisees to maintain general liability insurance coverage to protect against the risk of product liability and other risks and demand strict franchisee compliance with health and safety regulations. However, franchisees may receive or produce defective food or beverage products, which may materially adversely affect our brand's goodwill and our business. Further, a franchisee's failure to comply with health and safety regulations, including requirements relating to food quality or preparation, could subject them, and possibly us, to litigation. Any litigation, including the imposition of fines or damage awards, could exceed or be excluded from insurance coverage, and, as a result, adversely affect the ability of a franchisee to make royalty payments or could generate negative publicity or otherwise adversely affect us.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

We believe we have built our reputation on the high quality and bold, distinctive, and craveable flavors of our food, value, and service, and we must protect and grow the value of our brand to continue to be successful in the future. Any incident that erodes consumer affinity for our brand could significantly reduce its value and damage our business. For example, our brand value could suffer and our business could be adversely affected if customers perceive a reduction in the quality and safety of our food, value, or service or otherwise believe we have failed to deliver a consistently positive experience. We may also be adversely affected by customers' experiences with third-party delivery from our restaurants.

We may be adversely affected by news reports or other negative publicity, regardless of their accuracy, regarding food quality issues, public health concerns, illness, safety, injury, security breaches or intrusions with respect to confidential guest or employee information, employee related claims relating to alleged employment discrimination, wage and hour violation, labor standards or health care and benefit issues, or government or industry findings concerning our restaurants, restaurants operated by other food service providers, or others across the food industry supply chain. The risks associated with such negative publicity cannot be eliminated or completely mitigated and may materially affect our business, financial condition, and results of operations.

The availability of information on social media platforms is virtually immediate as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including proprietary or inaccurate information, is seemingly limitless and readily available. Information posted may be adverse to our interests and may be inaccurate, each of which may harm our performance, prospects, brand, or business. The harm may be immediate without affording us an opportunity for redress or correction. Other risks of social media use include the association with controversial celebrities or influencers. The perception of our social media campaigns, or the inappropriate use of social media by our guests or employees, may materially adversely affect our reputation, business, financial condition, and results of operations.

Our expansion into international markets exposes us to a number of risks that may differ in each country where we have franchise restaurants.

As of December 30, 2023, we have franchised restaurants in ten international countries and U.S. territories and plan to accelerate our growth internationally. Expansion in international markets may be affected by local economic, market, and cultural conditions. Therefore, as we expand internationally, our franchisees may not experience the operating margins we expect, and our results of operations and growth may be materially adversely affected. Our business, financial condition and results of operations may be adversely affected if the global markets in which our franchised restaurants compete are affected by changes in political, economic, or other factors. These factors, over which neither our franchisees nor we have control, may include:

- recessionary or expansive trends and economic downturns in international markets;
- changing labor conditions and difficulties in staffing and managing our foreign operations;
- increases in the taxes we pay and other changes in applicable tax laws;
- legal and regulatory changes, and the burdens and costs of our compliance with a variety of foreign laws;
- difficulty in securing suitable local suppliers in international markets;
- changes in inflationary pressures and interest rates;
- changes in exchange rates and the imposition of restrictions on currency conversion or the transfer of funds;
- difficulty in protecting our brand, reputation, and intellectual property;
- difficulty in collecting our royalties and longer payment cycles;
- expropriation of private enterprises;
- anti-American sentiment in certain locations and the identification of the Wingstop brand as an American brand;
- political and economic instability, including due to national and international conflicts or wars, sanctions, acts of terror, COVID-19 or other pandemics or similar events;
- the U.S. Foreign Corrupt Practices Act and other similar anti-bribery and anti-kickback laws; and
- other external factors.

Our international expansion efforts may require considerable management time as well as start-up expenses for market development before any significant revenues and earnings are generated. Negotiated incentives or discounts provided in connection with the opening of new markets may result in lower cash flows and profits than existing international markets. Operations in new foreign markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local economic and market conditions. Therefore, as we continue to expand internationally, we or our franchisees may not experience the operating margins we expect, our results of operations may be negatively impacted, and our common stock price may decline.

The loss of key employees or difficulties recruiting and retaining qualified employees or effectively managing changes in our workforce could adversely impact our business, financial condition, and operating results.

Much of our future success depends on the continued availability and service of our executive officers and qualified employees. The market for highly skilled employees and leaders in the restaurant industry is extremely competitive. Our inability to successfully recruit and retain highly-skilled and talented executive officers and other key employees, as well as a qualified workforce in our restaurants, or to successfully execute succession planning for key employees, could have a material adverse effect on our business and prospects and impair our growth, as we may not be able to find suitable individuals to replace such personnel on a timely basis. The departure of any of our executive officers or key employees could be viewed in a negative light by investors and analysts, which could cause the price of our common stock to decline. We also place a large amount of importance on our culture, which we believe has been an important contributor to our success, and as we continue to grow, it may be increasingly difficult to maintain our culture. If we are unable to recruit, retain and motivate employees sufficiently to maintain our current business and support our projected growth, our business, financial condition, and operating results may be adversely affected.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

We believe that our trademarks and other proprietary rights are important to our success and our competitive position, and, therefore, we devote resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized use or imitation by others, which could harm our image, brand or competitive position. If we commence litigation to enforce our rights, we will incur significant legal fees.

We cannot assure you that third parties will not claim infringement by us of their proprietary rights in the future. Any such claim, whether or not it has merit, could be time-consuming and distracting for executive management, result in costly litigation, cause changes to existing menu items or delays in introducing new menu items, or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations, and financial condition.

Environmental, social and corporate governance (ESG) matters may impact our business and reputation.

There is increasing focus, public interest, and legislative pressure related to public companies' ESG practices. Legislative, regulatory or other efforts, including those of the SEC and multiple states and countries, to combat ESG concerns could result in new or more stringent forms of oversight and expand mandatory and voluntary reporting, diligence and disclosure, which could increase costs and require resources dedicated toward the collection and disclosure of data (such as information regarding potential risks of climate change or greenhouse gas emissions), and bring additional focus on and further impact our business, results of operations, and financial condition. Further, if our ESG practices fail to meet investor, customer, consumer or employees' evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship (including climate change, greenhouse gas emissions, packaging and waste), animal welfare, diversity, human capital management, and corporate governance and transparency, our reputation, brand, appeal to current and potential customers and investors, and employee retention may be negatively impacted, which could have a material adverse effect on our business, financial condition, and results of operations. Furthermore, if our competitors' ESG practices are perceived to be better than our own, certain investors or customers may elect to invest in or be a patron of our competitors instead, which would have an adverse impact on our business, financial condition, and results of operations.

Risks Related to our Indebtedness

The terms of our securitized debt financing through certain of our wholly-owned subsidiaries include restrictive terms, and our failure to comply with any of these terms could result in a default, which would have a material adverse effect on our business and prospects.

Unless and until we repay all outstanding borrowings under our securitized debt facility, we will remain subject to the restrictive terms of these borrowings. The securitized debt facility, under which certain of our wholly-owned subsidiaries issued and guaranteed fixed rate notes and variable funding notes, contain a number of covenants, with the most significant financial covenant being a debt service coverage calculation. These covenants limit our ability and the ability of certain of our subsidiaries to, among other things: incur additional indebtedness; alter the business we conduct; make certain changes to the composition of our management team; pay dividends and make other restrictive payments beyond specified levels; create or permit liens; dispose of certain assets; make certain investments; engage in certain transactions with affiliates; and consolidate, merge or transfer all or substantially all of our assets.

The securitized debt facility also requires us to maintain specified financial ratios. Our ability to meet these financial ratios can be affected by events beyond our control, and we may not satisfy such a test. A breach of these covenants could result in a rapid amortization event or default under the securitized debt facility. If amounts owed under the securitized debt facility are accelerated because of a default and we are unable to pay such amounts, the investors may have the right to assume control of substantially all of the securitized assets. If a rapid amortization event occurs under the indenture governing the securitized debt (including, without limitation, upon an event of default under the indenture or the failure to repay the securitized debt at the end of the applicable term), the funds available to us would be reduced or eliminated, which would in turn reduce our ability to operate or grow our business and materially adversely affect our financial condition or results of operations.

If we are unable to refinance or repay amounts under the securitized debt facility prior to the expiration of the applicable term, our cash flow would be directed to the repayment of the securitized debt and, other than management fees sufficient to cover minimal selling, general and administrative expenses, would not be available for operating our business. No assurance can be given that any refinancing or additional financing will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and capital markets and other factors beyond our control. There can be no assurance that market conditions will be favorable at the times that we require new or additional financing.

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which would materially adversely affect our financial condition and results of operations.

Our ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, in the amounts projected or at all, or if future borrowings are not available to us under our variable funding notes in amounts sufficient to fund our other liquidity needs, our financial condition and results of operations may be materially adversely affected. If we cannot generate sufficient cash flow from operations to make scheduled principal amortization and interest payments on our debt obligations in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity investments.

Risks Related to Ownership of our Common Stock

Our stock price may be volatile or may decline regardless of our operating performance.

The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including those described under "Risks Related to Our Business and Our Industry" and the following:

- potential fluctuation in our annual or quarterly operating results;
- changes in capital market conditions that could affect valuations of restaurant companies in general or our goodwill in particular or other adverse economic conditions;
- changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;
- downgrades by any securities analysts who follow our common stock;
- changes in our dividend policy or any share repurchase program;
- future sales of our common stock by our officers, directors and significant stockholders;
- global economic, legal, and regulatory factors unrelated to our performance;
- investors' perceptions of our prospects;
- announcements by us or our competitors of significant contracts, acquisitions, joint ventures, or capital commitments; and
- investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

In addition, the stock markets, and in particular Nasdaq, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many food service companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- authorize our board of directors to issue, without further action by the stockholders, up to 15,000,000 shares of undesignated preferred stock;
- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
- specify that special meetings of our stockholders can be called only upon the request of a majority of our board of directors or by the chairman of the board of directors;

- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

- establish that our board of directors is divided into three classes, with each class serving staggered three-year terms; and

- prohibit cumulative voting in the election of directors.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management, and may discourage, delay, or prevent a transaction involving a change of control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if stockholders view them as discouraging future takeover attempts. In addition, we have opted out of the Delaware General Corporation Law ("DGCL") Section 203, relating to business combinations with interested stockholders, but our amended and restated certificate of incorporation provides that engaging in any of a broad range of business combinations with any "interested" stockholder (any stockholder with 15% or more of our capital stock) for a period of three years following the date on which the stockholder became an "interested" stockholder is prohibited, subject to certain exceptions.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum, to the fullest extent permitted by law, for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our amended and restated certificate of incorporation. This choice of forum provision may limit our stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. In addition, the enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Risk Management

The Company maintains a comprehensive information security program that is designed to identify, protect against, detect and respond to, and manage cybersecurity threats. The program contains security measures that include, but are not limited to, the following: security policies and procedures; physical and environmental protections; monitoring processes and systems; asset management; risk assessments; a vulnerability management and remediation program; and maintenance of a third-party risk management program. We consult the National Institute of Standards and Technology Cyber Security Framework for guidance and leverage internal and external resources to design and execute our cybersecurity program.

The Company also trains employees to understand their role in attempting to protect the Company from cybersecurity attacks. Our information security training program for employees includes computer-based training at hire, annual follow-up training and acknowledgement of our information security policies, regular internal communications, and testing to measure the effectiveness of our information security program. For example, we conduct regular phishing awareness campaigns designed to emulate current threats and provide immediate feedback and, as necessary, additional training or remedial action.

In addition, the Company engages third parties to assist in assessing, identifying, and remediating material risks from cybersecurity threats. Our key cybersecurity controls are regularly tested and audited by third-party service providers, which we retain to help identify vulnerabilities in our systems and to help maintain compliance to standards and regulatory requirements. Other third-party service providers are enlisted by the Company for security operations center services to augment our teams' monitoring capabilities and to assist with our investigation and response to alerts on emerging and ongoing threats.

We also maintain a third-party risk management program that includes policies and procedures designed to oversee and manage the cybersecurity risks associated with our third-party service providers. The Company conducts risk assessments at the initial onboarding of vendors or service providers who have access to Company systems or data and, subsequently, at regular intervals in an effort to help determine the severity and scope of risks to Company systems, data and operations.

In addition to implementing safeguards that attempt to minimize risks associated with a cybersecurity incident, the Company maintains disaster recovery and business continuity plans that include data backup capabilities. We also have incident response procedures designed to address cybersecurity events that may occur despite the safeguards we have put in place. Further, our incident response procedures and business continuity plans are also designed to assist in responding to breaches of any of our third-party service providers.

As of the date of this report, we are not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition. In 2023, the Company reinforced its business continuity plan in an effort to provide increased oversight of our third-party service providers and suppliers. Risks from cybersecurity threats that are reasonably likely to materially affect the Company, its business strategy and results of operations or financial condition, include (but are not limited to): data loss; a disruption to our operations; a compromise or corruption of confidential or proprietary information; damage to our employee and business relationships and reputation; increased burden of regulatory compliance; and/or litigation and liability. See our related risk factors in "Item 1A. Risk Factors" for more information about the Company's risks from cybersecurity threats and how such threats may impact the Company's business, operations, and financial results.

Governance

Our Board classifies cybersecurity and information technology infrastructure among the most significant potential risks to our business in the Company's enterprise risk management program. The Technology Committee, which consists of five independent directors, is responsible for the oversight of the Company's cybersecurity and technology-related risks and management's efforts to monitor and oversee those risks. The Technology Committee oversees these risks in conjunction with the Audit Committee, which also consists entirely of independent directors, and regularly participates in joint meetings with the Audit Committee to discuss these matters.

Our Senior Director of Information Security and Data Privacy, who has more than 20 years of experience in information technology-related roles, including engineering, governance, and security, oversees our information security program and matters of risk relating to cybersecurity. Members of our Information Technology team periodically provide risk reports to the Board and its committees, including assessments of the Company's cybersecurity risks, their potential impact on our business operations, and management's strategies to monitor and mitigate those risks. The committee chairs, in turn, report to the full Board as part of our general risk management process.

Item 2.   **Properties**

We own a 78,000 square foot office building in Addison, Texas, which we use as our corporate headquarters and global support center.

All company-owned restaurant real estate facilities are leased by us, typically under five- to ten-year leases with one or two five-year renewal options, often containing rent escalation provisions, and generally requiring us to pay a proportionate share of real estate taxes, insurance and common area and other operating costs in addition to base or fixed rent. All domestic and international franchise restaurants are leased or owned directly by the respective franchisees.

Due to lower square footage requirements, our restaurants can be located in a variety of locations. They tend to be located primarily in shopping centers, as in-line or end-cap locations. Our restaurants generally occupy approximately 1,700 square feet of leased retail space. As of December 30, 2023, we and our franchisees operated 2,214 restaurants in 45 states and 11 countries and U.S. territories.

Item 3.   **Legal Proceedings**

We are currently involved in various claims and legal actions that arise in the ordinary course of our business, including claims and actions resulting from employment-related and franchise-related matters. None of these matters, some of which are covered by insurance, has had a material effect on us, and, as of the date of this report, we are not party to any pending legal proceedings that we believe would have a material adverse effect on our business, financial condition, results of operations or cash flows. However, a significant increase in the number of these claims or an increase in amounts owing under successful claims could materially and adversely affect our business, financial condition, results of operations or cash flows.

Item 4.   **Mine Safety Disclosures**

Not applicable.

PART II

Item 5.   **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Our common stock trades on the NASDAQ Global Select Market under the symbol "WING". As of February 20, 2024, there were 132 stockholders of record of our common stock. This number excludes stockholders whose stock is held in nominee or street name by brokers.

Dividends on Common Stock

On February 20, 2024, the Company's board of directors declared a quarterly dividend of $0.22 per share of common stock, to be paid on March 29, 2024 to stockholders of record as of March 8, 2024, totaling approximately $6.5 million.

We evaluate dividend payments on common stock within the context of our overall capital allocation strategy with our board of directors on an ongoing basis, giving consideration to a number of factors including our current and forecasted earnings, financial condition, the general economic and regulatory environment, cash requirements, cash surplus, legal requirements or limitations, and other factors. There can be no assurance that we will continue to pay such dividends or as to the amount of any such dividends if paid.

Recent Sales of Unregistered Securities

There were no sales of unregistered securities during the fiscal year ended December 30, 2023 that were not previously reported on a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

Issuer Purchases of Equity Securities

The following table sets forth information on our share repurchases of our common stock during the fourth quarter of 2023:

Period	Total Number of Shares Purchased[1]	Average Price Paid Per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2]
October 1, 2023 - October 28, 2023	—	$ —	—	$ —
October 29, 2023 - November 25, 2023	—	—	—	—
November 26, 2023 - December 30, 2023	78,801	$ 193.51	78,801	125,000,000
Total	78,801	$ 193.51	78,801	$ 125,000,000

[1] On August 23, 2023, the Company entered into an accelerated share repurchase agreement (the "ASR Agreement") with a third-party financial institution to repurchase $125.0 million of the Company's common stock. Pursuant to the terms of the ASR Agreement, the Company paid the financial institution $125.0 million and, on August 25, 2023, the Company received and retired 567,151 shares of its common stock. Final settlement of the ASR Agreement occurred on December 21, 2023, and the Company received and retired an additional 78,801 shares of common stock. In connection with the ASR Agreement, the Company received and retired a total of 645,952 shares of common stock at an average share price of $193.51. The total number of shares repurchased under the ASR Agreement was based on a daily volume-weighted average share price during the valuation period specified in the ASR Agreement, less a discount and subject to adjustments.

[2] On August 16, 2023, the Company's Board of Directors approved a new share repurchase program with authorization to purchase up to $250.0 million of its outstanding shares of common stock (the "Share Repurchase Authorization"). As of December 30, 2023, $125.0 million remained available under the Share Repurchase Authorization.

Performance Graph

The following performance graph compares the dollar change in the cumulative stockholder return on our common stock with the cumulative total returns of the NASDAQ Composite Index and the Standard & Poor's 400 Restaurant Index (the "S&P 400 Restaurant Index"). This graph assumes a $100 investment in our common stock and in each of the foregoing indices on December 29, 2018, and assumes the reinvestment of dividends, if any. The indices are included for comparative purposes only. They do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of our common stock, and historical stock price performance should not be relied upon as an indication of future stock price performance. This graph is "furnished" and not "filed" with the SEC and it is not "soliciting material," and should not be incorporated by reference in any of our filings under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

Comparison of Cumulative Total Return



Item 6.   **Reserved**

Not applicable.

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the accompanying audited consolidated financial statements and notes. Forward-looking statements in this MD&A are not guarantees of future performance and may involve risks and uncertainties that could cause actual results to differ materially from those projected. Refer to "Cautionary Note Regarding Forward-Looking Statements" elsewhere in this report and "Item 1A. Risk Factors" for a discussion of these risks and uncertainties.

A comparison of our results of operations and cash flows for fiscal year 2022 compared to fiscal year 2021 can be found under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 22, 2023.

We operate on a 52- or 53-week fiscal year ending on the last Saturday of each calendar year. Our fiscal quarters are comprised of 13 weeks, with the exception of the fourth quarter of a 53-week year, which contains 14 weeks. Fiscal year 2023 contains 52 weeks, while fiscal year 2022 contains 53 weeks.

Overview

Wingstop is the largest fast casual chicken wings-focused restaurant chain in the world and has demonstrated strong, consistent growth. As of December 30, 2023, we had a total of 2,214 restaurants in our system. Our restaurant base is 98% franchised, with 2,165 franchised locations (including 288 international locations) and 49 company-owned restaurants as of December 30, 2023. We generate revenues by charging royalties, advertising fees and franchise fees to our franchisees and by operating a number of our own restaurants.

We plan to grow our business by opening new franchised restaurants and increasing our same store sales, while leveraging our franchise model to create shareholder value. Domestic same store sales have increased for 20 consecutive years beginning in 2004, which includes 5-year cumulative domestic same stores sales growth of 62.2% since the beginning of fiscal year 2019. We believe our asset-light, highly-franchised business model generates strong operating margins and requires low capital expenditures, creating shareholder value through strong and consistent operating cash flow and capital-efficient growth.

Change in Presentation

Beginning in the first quarter of 2023, gains and losses on disposal of assets are no longer presented as an adjustment to EBITDA or Net income in our calculation of Adjusted EBITDA, Adjusted net income, and Adjusted earnings per diluted share. EBITDA, Adjusted EBITDA, Adjusted net income, and Adjusted earnings per diluted share are non-GAAP measures and are defined below. Prior period gains and losses on disposal of assets have been excluded from these measures to conform to the current presentation. This reclassification had no impact on operating income, balance sheets or statements of cash flows.

Highlights for Fiscal Year 2023 Compared to Fiscal Year 2022[1]

- System-wide sales increased 27.1% over the prior fiscal year to $3.5 billion;
- System-wide restaurant count increased 13.0% over the prior fiscal year to a total of 2,214 worldwide locations, driven by 255 net unit openings;
- Domestic same store sales increased 18.3% over the prior fiscal year;
- Company-owned domestic same store sales increased 8.2% over the prior fiscal year;
- Digital sales increased to 67.0% of system-wide sales;
- Domestic AUV increased to $1.8 million;
- Total revenue increased 28.7% over the prior fiscal year to $460.1 million;
- Net income increased 32.5% over the prior fiscal year to $70.2 million, or $2.35 per diluted share, compared to $52.9 million, or $1.77 per diluted share in the prior fiscal year;
- Adjusted net income and adjusted earnings per diluted share, both non-GAAP measures, increased 36.0% to $74.1 million, or $2.48 per diluted share, compared to $54.5 million, or $1.82 per diluted share in the prior fiscal year; and
- Adjusted EBITDA, a non-GAAP measure, increased 36.1% to $146.5 million, compared to adjusted EBITDA of $107.6 million in the prior fiscal year.

[1] The fiscal year ended December 31, 2022 benefited from a 53rd week as compared to fiscal 2023.

Key Performance Indicators

Key measures that we use in evaluating our restaurants and assessing our business include the following:

Number of restaurants. Management reviews the number of new restaurants, the number of closed restaurants, and the number of acquisitions and divestitures of restaurants to assess net new restaurant growth, system-wide sales, royalty and franchise fee revenue, and company-owned restaurant sales.

	Domestic Company-owned	Domestic Franchised	International Franchised[1]	System-wide
Restaurant count at December 25, 2021	36	1,498	197	1,731
Openings	5	187	45	237
Closures	(1)	(4)	(4)	(9)
Net purchase from (sold by) franchisees	3	(3)	—	—
Restaurant count at December 31, 2022	43	1,678	238	1,959
Openings	4	202	59	265
Closures	—	(1)	(9)	(10)
Net purchase from (sold by) franchisees	2	(2)	—	—
Restaurant count at December 30, 2023	49	1,877	288	2,214

[1] Includes U.S. territories.

System-wide sales. System-wide sales represents net sales for all of our company-owned and franchised restaurants (as reported by franchisees). This measure allows management to better assess changes in our royalty revenue, our overall store performance, the health of our brand and the strength of our market position relative to competitors. Our system-wide sales growth is driven by new restaurant openings as well as increases in same store sales.

Domestic average unit volume ("AUV"). Domestic AUV consists of the average annual sales of all restaurants that have been open for a trailing 52-week period or longer. This measure is calculated by dividing sales during the applicable period for all restaurants being measured by the number of restaurants being measured. Domestic AUV includes revenue from both company-owned and franchised restaurants. Domestic AUV allows management to assess our domestic company-owned and franchised restaurant economics. Changes in domestic AUV are primarily driven by increases in same store sales and are also influenced by opening new restaurants.

Domestic same store sales. Domestic same store sales reflects the change in year-over-year sales for the same store base. We define the same store base to include those restaurants open for at least 52 full weeks. This measure highlights the performance of existing restaurants, while excluding the impact of new restaurant openings and permanent closures. We review same store sales for domestic company-owned restaurants as well as system-wide domestic restaurants. Domestic same store sales growth is driven by increases in transactions and average transaction size. Transaction size increases are driven by price increases or favorable mix shift from either an increase in items purchased or shifts into higher priced items.

EBITDA and Adjusted EBITDA. We define EBITDA as net income before interest expense, net, income tax expense (benefit), and depreciation and amortization. We define Adjusted EBITDA as net income before interest expense, net, income tax expense (benefit), and depreciation and amortization, with further adjustments for losses on debt extinguishment and financing transactions, transaction costs, costs and fees associated with investments in our strategic initiatives, and stock-based compensation expense. For a reconciliation of net income to EBITDA and Adjusted EBITDA and for further discussion of EBITDA and Adjusted EBITDA as non-GAAP measures and how we utilize them, see footnote 2 below.

Adjusted Net Income and Adjusted Earnings Per Diluted Share. We define Adjusted net income as net income adjusted for losses on debt extinguishment and financing transactions, transaction costs, costs and fees associated with investments in our strategic initiatives, and related tax adjustments that management believes are not indicative of the Company's core operating results or business outlook over the long-term. We define Adjusted earnings per diluted share as Adjusted net income divided by weighted average diluted share count. For a reconciliation of net income to Adjusted net income and for further discussion of Adjusted net income and Adjusted earnings per diluted share as non-GAAP measures and how we utilize them, see footnote 3 below.

The following table sets forth our key performance indicators for the fiscal years ended December 30, 2023 and December 31, 2022 (in thousands, except unit data):

	Year ended	
	December 30, 2023	December 31, 2022
Number of system-wide restaurants at period end	2,214	1,959
System-wide sales[1]	$ 3,482,370	$ 2,738,920
Domestic AUV	$ 1,827	$ 1,606
Domestic same store sales growth[2]	18.3 %	3.4 %
Company-owned domestic same store sales growth[2]	8.2 %	1.0 %
Total revenue	$ 460,055	$ 357,521
Net income	$ 70,175	$ 52,947
Adjusted EBITDA[3]	$ 146,484	$ 107,644
Adjusted net income[4]	$ 74,089	$ 54,466

[1] The percentage of system-wide sales attributable to company-owned restaurants was 2.8% and 2.9% for the fiscal years ended December 30, 2023 and December 31, 2022, respectively. The remainder was generated by franchised restaurants, as reported by our franchisees.

[2] Fiscal 2022 included a 53rd week; same store sales percentages were calculated excluding the 53rd week.

[3] EBITDA and Adjusted EBITDA are supplemental measures of our performance that are not required by, or presented in accordance with, accounting principles generally accepted in the United States ("GAAP"). EBITDA and Adjusted EBITDA should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP. These should not be viewed as an alternative to cash flows from operating activities as a measure of our liquidity.

We caution investors that amounts presented in accordance with our definitions of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by our competitors, because not all companies and analysts calculate EBITDA and Adjusted EBITDA in the same manner. We present EBITDA and Adjusted EBITDA because we consider them to be important supplemental measures of our performance and believe they are frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. Management believes that investors' understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations on a period-over-period basis and would ordinarily add back non-cash expenses such as depreciation and amortization, as well as items that are not part of normal day-to-day operations of our business.

Management uses EBITDA and Adjusted EBITDA:

- as a measurement of operating performance because they assist us in comparing the operating performance of our restaurants on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

- for planning purposes, including the preparation of our internal annual operating budget and financial projections;

- to evaluate the performance and effectiveness of our operational strategies;

- to evaluate our capacity to fund capital expenditures and expand our business; and

- to calculate incentive compensation payments for our employees, including assessing performance under our annual incentive compensation plan and determining the vesting of performance-based equity awards.

By providing these non-GAAP financial measures, together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for net income or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

- such measures do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

- such measures do not reflect changes in, or cash requirements for, our working capital needs;

- such measures do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

- such measures do not reflect our tax expense or the cash requirements to pay our taxes;

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

- other companies in our industry may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP measures only as performance measures and only supplementally. As noted in the table below, Adjusted EBITDA includes adjustments for losses on debt extinguishment and financing transactions, transaction costs, costs and fees associated with investments in our strategic initiatives, and stock-based compensation expense. We believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our restaurants, and complicate comparisons of our internal operating results and operating results of other restaurant companies over time. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management measure our core operating performance over time by removing items that are not related to day-to-day operations.

The following table reconciles net income to EBITDA and adjusted EBITDA for the fiscal years ended December 30, 2023 and December 31, 2022 (in thousands):

	Year ended			
	December 30, 2023		December 31, 2022	
Net income	$	70,175	$	52,947
Interest expense, net		18,227		21,230
Income tax expense		24,135		16,369
Depreciation and amortization		13,239		10,899
EBITDA	$	125,776	$	101,445
Additional adjustments:				
Loss on debt extinguishment and financing transactions [a]		—		1,124
Consulting fees [b]		5,150		875
Stock-based compensation expense [c]		15,558		4,200
Adjusted EBITDA	$	146,484	$	107,644

[a] Represents costs and expenses related to our 2022 securitized financing facility and payment of a special dividend, as well as the extinguishment of our 2020 variable funding note facility; all transaction costs are included in Loss on debt extinguishment and financing transactions during the year ended December 31, 2022, with the exception of $310,000 that is included in Selling, general and administrative on the Consolidated Statements of Comprehensive Income.

[b] Represents non-recurring consulting fees that are not part of our ongoing operations and are incurred to execute discrete, project-based strategic initiatives, which are included in Selling, general and administrative on the Consolidated Statements of Comprehensive Income. Fiscal year 2022 includes approximately $0.5 million of third-party consulting fees incurred relating to a strategic initiative to consider the development of a business plan and financial model for potential vertical integration of a poultry complex, which review was completed in fiscal year 2022. Fiscal years 2023 and 2022 include approximately $5.2 million and $0.4 million, respectively, in consulting fees relating to a comprehensive review of our long-term growth strategy for our domestic business to explore potential future initiatives, and which review was completed in fiscal year 2023. Given the magnitude and scope of these two strategic review initiatives that are not expected to recur in the

foreseeable future, the Company considers the incremental consulting fees incurred with respect to the initiatives not reflective of the ongoing costs to operate its business.

[c] Includes non-cash, stock-based compensation, net of forfeitures.

[4] Adjusted net income and adjusted earnings per diluted share are supplemental measures of operating performance that do not represent and should not be considered alternatives to net income and earnings per share, as determined by GAAP. These measures have not been prepared in accordance with Article 11 of Regulation S-X promulgated under the Securities Act. Management believes adjusted net income and adjusted earnings per diluted share supplement GAAP measures and enable management to more effectively evaluate the Company's performance period-over-period and relative to competitors.

The following table reconciles net income to adjusted net income and calculates adjusted earnings per diluted share for the fiscal years ended December 30, 2023 and December 31, 2022 (in thousands):

	Year Ended	
	December 30, 2023	December 31, 2022
Numerator:		
Net income	$ 70,175	$ 52,947
Adjustments:		
Loss on debt extinguishment and financing transactions [a]	—	1,124
Consulting fees [b]	5,150	875
Tax effect of adjustments [c]	(1,236)	(480)
Adjusted net income	$ 74,089	$ 54,466
Denominator:		
Weighted-average shares outstanding - diluted	29,856	29,963
Adjusted earnings per diluted share	$ 2.48	$ 1.82

[a] Represents costs and expenses related to our 2022 securitized financing facility and payment of a special dividend, as well as the extinguishment of our 2020 variable funding note facility; all transaction costs are included in Loss on debt extinguishment and financing transactions during the year ended December 31, 2022, with the exception of $310,000 that is included in Selling, general and administrative on the Consolidated Statements of Comprehensive Income.

[b] Represents non-recurring consulting fees that are not part of our ongoing operations and are incurred to execute discrete, project-based strategic initiatives, which are included in Selling, general and administrative on the Consolidated Statements of Comprehensive Income. Fiscal year 2022 includes approximately $0.5 million of third-party consulting fees incurred relating to a strategic initiative to consider the development of a business plan and financial model for potential vertical integration of a poultry complex, which review was completed in fiscal year 2022. Fiscal years 2023 and 2022 include approximately $5.2 million and $0.4 million, respectively, in consulting fees relating to a comprehensive review of our long-term growth strategy for our domestic business to explore potential future initiatives, and which review was completed in fiscal year 2023. Given the magnitude and scope of these two strategic review initiatives that are not expected to recur in the foreseeable future, the Company considers the incremental consulting fees incurred with respect to the initiatives not reflective of the ongoing costs to operate its business.

[c] Represents the tax effect of the aforementioned adjustments to reflect corporate income taxes at an assumed effective tax rate of 24% for the periods ended December 30, 2023 and December 31, 2022, which includes provisions for U.S. federal income taxes, and assumes the respective statutory rates for applicable state and local jurisdictions.

Results of Operations

Year ended December 30, 2023 compared to year ended December 31, 2022

The following table sets forth certain income and expense items included in the Consolidated Statements of Comprehensive Income for fiscal year 2023 and fiscal year 2022 (in thousands, except for percentages):

| | Year ended | | Increase / (Decrease) | |
	December 30, 2023	December 31, 2022	$	%
Revenue:				
Royalty revenue, franchise fees and other	$ 207,077	$ 158,614	$ 48,463	30.6 %
Advertising fees	157,138	119,011	38,127	32.0 %
Company-owned restaurant sales	95,840	79,896	15,944	20.0 %
Total revenue	460,055	357,521	102,534	28.7 %
Costs and expenses:				
Cost of sales [(1)]	70,646	63,395	7,251	11.4 %
Advertising expenses	166,583	123,069	43,514	35.4 %
Selling, general and administrative	96,898	67,061	29,837	44.5 %
Depreciation and amortization	13,239	10,899	2,340	21.5 %
Loss on disposal of assets	95	1,164	(1,069)	(91.8)%
Total costs and expenses	347,461	265,588	81,873	30.8 %
Operating income	112,594	91,933	20,661	22.5 %
Interest expense, net	18,227	21,230	(3,003)	(14.1)%
Loss on debt extinguishment and financing transactions	—	814	(814)	(100.0)%
Other (income) expense	57	573	(516)	(90.1)%
Income before income tax expense	94,310	69,316	24,994	36.1 %
Income tax expense	24,135	16,369	7,766	47.4 %
Net income	$ 70,175	$ 52,947	$ 17,228	32.5 %

[(1)] Cost of sales includes all operating expenses of company-owned restaurants, including advertising expenses, but excludes depreciation and amortization, which are presented separately.

Revenue

During fiscal year 2023, total revenue was $460.1 million, an increase of $102.5 million, or 28.7%, compared to $357.5 million in the prior fiscal year.

Royalty revenue, franchise fees and other increased $48.5 million, of which $25.6 million was due to domestic same store sales growth of 18.3%, and $16.5 million was due to net new franchise development since December 31, 2022. Other revenue increased by $4.2 million primarily due to an increase in vendor rebates. These increases were partially offset by approximately $3.0 million in royalties from the 53rd week in the prior fiscal year.

Advertising fees increased $38.1 million, of which $34.6 million was due to a 27.1% increase in system-wide sales during fiscal year 2023, and $6.2 million was due to an increase in the national advertising fund contribution rate to 5% from 4% effective the first day of the fiscal second quarter 2022. These increases were partially offset by approximately $2.7 million in advertising fees from the 53rd week in the prior fiscal year.

Company-owned restaurant sales increased $15.9 million primarily due to an increase of $10.3 million related to the increase in the number of company-owned restaurants as compared to the prior fiscal year, as well as an increase of $7.1 million related to company-owned same store sales growth of 8.2%, which was driven by an increase in transactions. These increases were partially offset by approximately $1.5 million in sales from the 53rd week in the prior fiscal year.

Cost of sales

	Year ended December 30, 2023	As a % of company-owned restaurant sales	Year ended December 31, 2022	As a % of company-owned restaurant sales
Food, beverage and packaging costs	$ 31,697	33.1 %	$ 30,579	38.3 %
Labor costs	22,963	24.0 %	19,234	24.1 %
Other restaurant operating expenses	18,314	19.1 %	15,380	19.3 %
Vendor rebates	(2,328)	(2.4)%	(1,798)	(2.3)%
Total cost of sales	$ 70,646	73.7 %	$ 63,395	79.3 %

Food, beverage and packaging costs as a percentage of company-owned restaurant sales were 33.1% in fiscal year 2023 compared to 38.3% in the prior fiscal year. The decrease is primarily due to a 27.1% decrease in the cost of bone-in chicken wings as compared to the prior year period.

Labor costs as a percentage of company-owned restaurant sales were 24.0% in fiscal year 2023 compared to 24.1% in the prior fiscal year. The decrease is primarily due to sales leverage related to the company-owned domestic same store sales increase of 8.2%, offset by an increase in company-owned restaurant wages.

Other restaurant operating expenses as a percentage of company-owned restaurant sales were 19.1% in fiscal year 2023 compared to 19.3% in the prior fiscal year. The decrease is primarily related to a decrease in pre-opening expenses as compared to the prior year fiscal period, offset by an increase in the national advertising fund contribution rate to 5% from 4% effective the first day of the fiscal second quarter 2022.

Advertising expenses

Advertising expenses were $166.6 million, an increase of $43.5 million, compared to $123.1 million in fiscal year 2022. Advertising expenses are recognized at the same time the related revenue is recognized, which does not necessarily correlate to the actual timing of the related advertising spend.

Selling, general and administrative ("SG&A")

SG&A was $96.9 million in fiscal year 2023, an increase of $29.8 million, or 44.5%, compared to $67.1 million in the prior fiscal year. The prior fiscal year was impacted by the benefit of $5.4 million in forfeited stock awards, offset by additional expenses of approximately $1.0 million in expenses related to the 53rd week. In fiscal year 2023, incentive compensation and performance-based stock compensation expense increased $9.3 million primarily related to the Company's current fiscal year performance, professional and consulting fees increased $7.2 million associated with the Company's strategic initiatives, and headcount related expenses increased $4.1 million to support the growth in our business.

Depreciation and amortization

Depreciation and amortization was $13.2 million in fiscal year 2023, an increase of $2.3 million, or 21.5%, compared to $10.9 million in the prior fiscal year. The increase in depreciation and amortization was primarily due to capital expenditures related to our technology investments, partially offset by an estimated $0.3 million related to the 53rd week in the prior fiscal year.

Interest expense, net

Interest expense, net was $18.2 million in fiscal year 2023, a decrease of $3.0 million, or 14.1%, compared to $21.2 million in the prior fiscal year. The decrease was due to $3.9 million of additional interest income earned during fiscal year 2023, as well as approximately $0.4 million in interest expense related to the 53rd week in the prior fiscal year. These decreases were partially offset by an increase in interest expense related to the securitized financing transaction completed on March 9, 2022, which increased our outstanding debt by $250 million.

Loss on debt extinguishment and financing transactions

Loss on debt extinguishment and financing transactions was $0.8 million during fiscal year 2022 due to costs and fees associated with the extinguishment of our 2020 variable funding note facility on March 9, 2022.

Income tax expense

The effective tax rate in fiscal year 2023 was 25.6%, compared to an effective tax rate of 23.6% in the prior fiscal year. The increase in the effective tax rate was primarily due to the impact of tax benefits associated with stock awards forfeited during fiscal year 2022.

Liquidity and Capital Resources

General. Our primary sources of liquidity and capital resources are cash provided from operating activities, cash and cash equivalents on hand, and borrowings available under our securitized financing facility. Our primary requirements for liquidity and capital are working capital, general corporate needs, capital expenditures, income tax payments, debt service requirements, and dividend payments. Historically, we have operated with minimal positive working capital or with negative working capital. We generally utilize available cash flows from operations to invest in our business, service our debt obligations, and pay dividends.

Our primary sources of short-term and long-term liquidity are expected to be cash flows from operations and available borrowings under our 2022 Variable Funding Notes (defined below). As of December 30, 2023, the Company had $119.7 million of cash and cash equivalents on its balance sheet, including advertising fund cash and cash equivalents.

Based upon current levels of operations and anticipated growth, we expect that cash flows from operations, combined with our securitized financing facility including our 2022 Variable Funding Notes, will be sufficient to meet our capital expenditure, working capital and debt service requirements for at least the next twelve months and the foreseeable future.

The following table shows summary cash flows information for fiscal years 2023 and 2022 (in thousands):

| | Year ended | | | |
	December 30, 2023		December 31, 2022	
Net cash provided by (used in):				
Operating activities	$	121,601	$	76,238
Investing activities		(52,153)		(28,683)
Financing activities		(155,487)		103,254
Net change in cash, cash equivalents and restricted cash	$	(86,039)	$	150,809

Operating activities. Our cash flows from operating activities are principally driven by sales at both franchise restaurants and company-owned restaurants, as well as franchise fees. We collect franchise royalties from our franchise owners on a weekly basis. Restaurant-level operating costs at our company-owned restaurants, unearned franchise fees, and corporate overhead costs also impact our cash flows from operating activities.

Net cash provided by operating activities was $121.6 million in fiscal year 2023, an increase of $45.4 million from cash provided by operating activities of $76.2 million in the prior fiscal year. The increase is primarily due to an increase in operating income, as well as changes in Ad Fund cash and cash equivalents, directly related to the timing of payments for expenses incurred for national advertising.

Investing activities. Our net cash used in investing activities was $52.2 million in fiscal year 2023, an increase of $23.5 million, from $28.7 million in fiscal year 2022. The increase in cash used in investing activities was primarily due to an increase in purchases of property and equipment during the current fiscal year, as well as an increase in restaurant acquisition costs as compared to the prior fiscal year.

Financing activities. Our net cash used in financing activities was $155.5 million in fiscal year 2023, primarily related to the repurchase of $125.0 million in common stock under our ASR Agreement, dividend payments of $24.9 million, and repayment of long-term debt of $3.7 million. Cash provided by financing activities of $103.3 million in fiscal year 2022 was primarily related to the net cash provided by additional borrowings under our 2022 Class A-2 Notes (as defined below) of $250 million, partially offset by the payment of a special dividend in connection with the securitized financing transaction totaling $119.5 million, as well as deferred financing and other debt related costs incurred of $5.4 million.

Securitized financing facility. On March 9, 2022, the Company completed a securitized financing transaction, pursuant to which Wingstop Funding LLC (the "Issuer"), a limited purpose, bankruptcy-remote, indirect wholly owned subsidiary of the Company, issued $250 million of its Series 2022-1 3.734% Fixed Rate Senior Secured Notes, Class A-2 (the "2022 Class A-2 Notes"). The Issuer also entered into a revolving financing facility of Series 2022-1 Variable Funding Senior Notes, Class A-1 (the "2022 Variable Funding Notes," and together with the 2022 Class A-2 Notes, the "2022 Notes"), which permits borrowings of up to a maximum principal amount of $200 million, subject to certain borrowing conditions, a portion of which may be used to issue letters of credit. The Company's existing revolving financing facility of Series 2020-1 Class A-1 Notes was terminated in connection with the transaction. The proceeds from the securitized financing transaction were used to pay related transaction fees and expenses, strengthen the Company's liquidity position and for general corporate purposes, which included a return of capital to the Company's stockholders.

In addition to the 2022 Notes, the Company's outstanding debt consists of its existing Series 2020-1 2.84% Fixed Rate Senior Secured Notes, Class A-2 (the "2020 Notes"). No borrowings were outstanding under the 2022 Variable Funding Notes as of December 30, 2023.

Dividends. We paid quarterly cash dividends of $0.19 per share of common stock in each of the first two quarters of 2023, and quarterly cash dividends of $0.22 per share of common stock in both the third and fourth quarters of 2023, resulting in aggregate quarterly dividend payments of $24.4 million in fiscal year 2023. On February 20, 2024, the Company's board of directors approved a dividend of $0.22 per share, to be paid on March 29, 2024 to stockholders of record as of March 8, 2024, totaling approximately $6.5 million.

We do not currently expect the restrictions in our debt instruments to impact our ability to make regular quarterly dividends pursuant to our quarterly dividend program. However, any future declarations of dividends, as well as the amount and timing of such dividends, is subject to capital availability and the discretion of our board of directors, which must evaluate, among other things, whether cash dividends are in the best interest of our stockholders.

Share Repurchase Program. On August 16, 2023, the Company's Board of Directors approved a new share repurchase program with authorization to purchase up to $250.0 million of its outstanding shares of common stock (the "Share Repurchase Authorization").

On August 23, 2023, the Company entered into the ASR Agreement with a third-party financial institution to repurchase $125.0 million of the Company's common stock as part of the Share Repurchase Authorization. Under the ASR Agreement, the Company paid the financial institution $125.0 million in cash and received and retired a total of 645,952 shares of common stock at an average share price of $193.51. Final settlement of the ASR Agreement occurred on December 21, 2023. The total number of shares repurchased under the ASR Agreement was based on a daily volume-weighted average share price during the valuation period specified in the ASR Agreement, less a discount and subject to adjustments. As of December 30, 2023, $125.0 million remained available under the Share Repurchase Authorization.

Contractual Obligations

Our cash requirements greater than twelve months from contractual obligations and commitments include:

Debt Obligations and Interest Payments. Refer to "Note 11 - Debt Obligations" of the Notes to the Consolidated Financial Statements for further information of our obligations and the timing of expected payments.

Operating Leases. Refer to "Note 12 - Leases" of the Notes to the Consolidated Financial Statements for further information of our obligations and the timing of expected payments.

Indemnifications. We are parties to certain indemnification obligations to third parties in the ordinary course of business. We believe the probability of incurring an actual liability under such indemnifications is sufficiently remote so that no liability has been recorded.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. These estimates may require application of management's most difficult, subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods. While we apply our judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that materially different amounts would be reported using different assumptions. Our most significant accounting policies and estimates are more fully described in "Note 1 - Basis of Presentation and Summary of Significant Accounting Policies" of the Notes to the Consolidated Financial Statements. However, we believe the accounting policies described below are particularly important to the portrayal and understanding of our financial position and results of operations.

Revenue Recognition

Revenues consist primarily of royalties, national advertising fund contributions, initial and renewal franchise fees, and upfront fees from development agreements and international territory agreements. The Company's performance obligations under its franchise agreements consist of (a) a franchise license, (b) pre-opening services, such as training, and (c) ongoing services, such as management of Ad Fund contributions, development of training materials and menu items, and restaurant monitoring. These performance obligations are highly interrelated, so they are not considered to be individually distinct and therefore are accounted for as a single performance obligation, which is satisfied by providing a right to use the Company's intellectual property over the term of each franchise agreement. Franchise fee, development fee and international territory fee payments received by the Company before the restaurant opens are recorded as deferred revenue in the Consolidated Balance Sheets.

Royalties, including franchisee contributions to the Ad Fund, are calculated as a percentage of franchise restaurant sales over the term of the franchise agreement. Initial and renewal franchise fees are payable by the franchisee prior to the restaurant opening or at the time of a renewal of an existing franchise agreement. The Company's franchise agreement royalties, inclusive of Ad Fund contributions, represent sales-based royalties that are related entirely to the Company's performance obligation under the franchise agreement and are recognized as franchised restaurant sales occur, payable weekly. Additionally, initial and renewal franchise fees are recognized as revenue on a straight-line basis over the term of the respective agreement. The Company's performance obligation under development agreements and international territory agreements generally consists of an obligation to grant exclusive development rights over a stated term. These development rights are not distinct from franchise agreements, so upfront fees paid by franchisees for development rights are apportioned to each franchised restaurant opened and accounted for as an initial franchise fee.

Item 7A.   Quantitative and Qualitative Disclosures of Market Risks

Commodity Price Risk. We are exposed to market risks from changes in commodity prices. Many of the food products purchased by us are affected by weather, production, availability, and other factors outside our control. Although we attempt to minimize the effect of price volatility by negotiating fixed price contracts for the supply of key ingredients, there are no established fixed price markets for bone-in chicken wings, and as a result we are subject to prevailing market conditions. Bone-in chicken wings accounted for approximately 16.8% and 23.1% of our company-owned restaurant costs of sales in fiscal years 2023 and 2022. A hypothetical 10.0% increase in the bone-in chicken wing costs in fiscal year 2023 would have increased company-owned restaurant costs of sales by approximately $1.2 million during the year. We do not engage in speculative financial transactions nor do we hold or issue financial instruments for trading purposes.

Interest Rate Risk. Our long-term debt, including current portion, consisted entirely of the $720.9 million incurred under the 2022 Notes and 2020 Notes as of December 30, 2023 (excluding unamortized debt issuance costs). The Company's predominantly fixed-rate debt structure has reduced its exposure to interest rate increases that could adversely affect its earnings and cash flows, but the Company remains exposed to changes in market interest rates reflected in the fair value of the debt and to the risk that the Company may need to refinance maturing debt with new debt at a higher rate. The Company is exposed to interest rate increases under the 2022 Variable Funding Notes; however, the Company had no outstanding borrowings under its 2022 Variable Funding Notes as of December 30, 2023.

Item 8.   Financial Statements and Supplementary Data

Information with respect to this Item is set forth beginning on page F-1. See "Item 15. Exhibits and Financial Statement Schedules" below.

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A.   **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures, pursuant to Rule 13a-15 under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-K. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 30, 2023 to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of Wingstop Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 30, 2023. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework (2013)*. Based on such assessment our management has concluded that, as of December 30, 2023, our internal control over financial reporting is effective based on those criteria.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report, included herein, on the effectiveness of our internal control over financial reporting as of December 30, 2023.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Wingstop Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Wingstop Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 30, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 30, 2023 and December 31, 2022, the related consolidated statements of comprehensive income, stockholders' deficit, and cash flows for each of the years in the three-year period ended December 30, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 21, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Dallas, Texas
February 21, 2024

Item 9B.   **Other Information**

During the quarter ended December 30, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.**

Not applicable.

PART III

Item 10.   **Directors, Executive Officers and Corporate Governance**

Information required by this Item 10 will be included in our definitive Proxy Statement for the 2024 Annual Meeting of Stockholders and such disclosure is incorporated herein by reference.

Item 11.   **Executive Compensation**

Information required by this Item 11 will be included in our definitive Proxy Statement for the 2024 Annual Meeting of Stockholders and such disclosure is incorporated herein by reference.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

Information required by this Item 12 will be included in our definitive Proxy Statement for the 2024 Annual Meeting of Stockholders and such disclosure is incorporated herein by reference.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence**

Information required by this Item 13 will be included in our definitive Proxy Statement for the 2024 Annual Meeting of Stockholders and such disclosure is incorporated herein by reference.

Item 14.   **Principal Accounting Fees and Services**

The Company's independent registered public accounting firm is KPMG LLP. Information required by this Item 14 will be included in our definitive Proxy Statement for the 2024 Annual Meeting of Stockholders and such disclosure is incorporated herein by reference.

PART IV

Item 15.   **Exhibits and Financial Statement Schedules**

  (a)   Financial Statements

          Refer to Index to Financial Statements appearing on Page F-1.

  (b)   Financial Statement Schedules

          No financial statement schedules are provided because the information called for is not required or is shown in the financial statements or the notes thereto.

  (c)   Exhibits

          The exhibits listed below are filed or incorporated by reference as a part of this report.

Exhibit No. Description

3.1	Amended and Restated Certificate of Incorporation of Wingstop Inc., as amended through June 15, 2020, filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2020 (File No. 001-37425) and incorporated herein by reference.
3.2	Amended and Restated Bylaws of Wingstop Inc., effective as of December 1, 2022, filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-37425) on December 2, 2022 and incorporated herein by reference.
4.1	Form of Stock Certificate for Common Stock, filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1/A (Registration No. 333-203891) on June 2, 2015 and incorporated herein by reference.
4.2	Second Amended and Restated Base Indenture, dated as of March 9, 2022, by and between Wingstop Funding LLC, as Issuer, and Citibank, N.A., as Trustee and Securities Intermediary, filed as Exhibit 4.2 to the Company's Current Report on Form 8-K (File No. 001-37425) on March 10, 2022 and incorporated herein by reference.
4.3	Series 2020-1 Supplement to Base Indenture, dated as of October 30, 2020, by and between Wingstop Funding LLC, as Issuer of the Series 2020-1 fixed rate senior secured notes, Class A-2, and Series 2020-1 variable funding senior secured notes, Class A-1, and Citibank, N.A., as Trustee and Series 2020-1 Securities Intermediary, filed as Exhibit 4.2 to the Company's Current Report on Form 8-K (File No. 001-37425) on November 2, 2020 and incorporated herein by reference.
4.4	Series 2022-1 Supplement to Base Indenture, dated as of March 9, 2022, by and between Wingstop Funding LLC, as Issuer of the Series 2022-1 fixed rate senior secured notes, Class A-2, and Series 2022-1 variable funding senior secured notes, Class A-1, and Citibank, N.A., as Trustee and Series 2022-1 Securities Intermediary, filed as Exhibit 4.2 to the Company's Current Report on Form 8-K (File No. 001-37425) on March 10, 2022 and incorporated herein by reference.
4.5	Description of Wingstop Inc. Common Stock, filed as Exhibit 4.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 25, 2021 (File No. 001-37425) and incorporated herein by reference.
10.1	Amended and Restated Guarantee and Collateral Agreement, dated as of October 30, 2020, by and among Wingstop Guarantor LLC and Wingstop Franchising LLC, each as a Guarantor, in favor of Citibank, N.A., as Trustee, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-37425) on November 2, 2020 and incorporated herein by reference.
10.2	Amended and Restated Management Agreement, dated as of October 30, 2020, by and among Wingstop Funding LLC, Wingstop Franchising LLC, Wingstop Guarantor LLC, Wingstop Restaurants Inc., as Manager, and Citibank, N.A., as Trustee, filed as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-37425) on November 2, 2020 and incorporated herein by reference.
10.3†	Wingstop Inc. 2015 Omnibus Incentive Compensation Plan, filed as Exhibit 10.18 to the Company's Registration Statement on Form S-1/A (Registration No. 333-203891) on June 2, 2015 and incorporated herein by reference.
10.4†	Amendment One to the Wingstop Inc. 2015 Omnibus Incentive Compensation Plan, effective as of June 11, 2015, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2015 (File No. 001-37425) and incorporated herein by reference.
10.5†	Amendment Two to the Wingstop Inc. 2015 Omnibus Incentive Compensation Plan, effective as of August 3, 2017, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 (File No. 001-37425) and incorporated herein by reference.

10.6†	Amended and Restated Form of Performance-based Restricted Stock Unit Award Agreement under the Wingstop Inc. 2015 Omnibus Incentive Compensation Plan, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2020 (File No. 001-37425) and incorporated herein by reference.
10.7†	Amended and Restated Form of Service-based Restricted Stock Unit Award Agreement under the Wingstop Inc. 2015 Omnibus Incentive Compensation Plan, filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2019 (File No. 001-37425) and incorporated herein by reference.
10.8†	Amended and Restated Form of Restricted Stock Award Agreement under the Wingstop Inc. 2015 Omnibus Incentive Compensation Plan, filed as Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2019 (File No. 001-37425) and incorporated herein by reference.
10.9†	Amended and Restated Form of Stock Option Award Agreement under the Wingstop Inc. 2015 Omnibus Incentive Compensation Plan, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2020 (File No. 001-37425) and incorporated herein by reference.
10.10†	Wingstop Inc. Amended and Restated Executive Severance Plan, effective May 26, 2022, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-37425) on May 27, 2022 and incorporated herein by reference.
10.11†	Form of Wingstop Inc. Executive Severance Plan Participation Agreement, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-37425) on May 27, 2022 and incorporated herein by reference.
10.12†	Form of Indemnification Agreement, filed as Exhibit 10.16 to the Company's Registration Statement on Form S-1/A (Registration No. 333-203891) on June 2, 2015 and incorporated herein by reference.
10.13†	Wingstop Inc. Employee Stock Purchase Plan, filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2019 (File No. 001-37425) and incorporated herein by reference.
10.14†	Offer Letter between Wingstop Inc. and Michael J. Skipworth, dated April 25, 2022, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-37425) on April 29, 2022 and incorporated herein by reference.
10.15	Class A-1 Note Purchase Agreement, dated as of March 9, 2022, by and among Wingstop Funding LLC, as Issuer, each of Wingstop Guarantor LLC and Wingstop Franchising LLC, each as a Guarantor, Wingstop Restaurants Inc., as Manager, the conduit investors party thereto, the financial institutions party thereto, certain funding agents, Morgan Stanley Asset Funding Inc., as Administrative Agent and Morgan Stanley Bank, N.A., as L/C Provider, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-37425) on March 10, 2022 and incorporated herein by reference.
21.1*	List of Subsidiaries of Wingstop Inc.
23.1*	Consent of KPMG LLP, independent registered public accounting firm.
31.1*	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*†	Wingstop Inc. Clawback Policy.
101.INS*	Inline XBRL Instance Document (XBRL tags are embedded within the Inline XBRL document).
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

_____

* Filed herewith.

** The certifications attached as Exhibits 32.1 and 32.2 furnished herewith are not deemed "filed" with the SEC and are not to be incorporated by reference into any filing of Wingstop Inc. under the Securities Act or the Exchange Act, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing except to the extent the registrant specifically incorporates it by reference.

† Indicates management contract or compensatory plan or arrangement.

Item 16.   **Form 10-K Summary**

None.

**Signatures**

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wingstop Inc.

/s/ Michael J. Skipworth

Michael J. Skipworth

President and Chief Executive Officer
(Principal Executive Officer)

February 21, 2024

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Michael J. Skipworth Michael J. Skipworth	President and Chief Executive Officer, Director (Principal Executive Officer)	February 21, 2024
/s/ Alex R. Kaleida Alex R. Kaleida	Chief Financial Officer (Principal Financial and Accounting Officer)	February 21, 2024
/s/ Lynn Crump-Caine Lynn Crump-Caine	Chair of the Board	February 21, 2024
/s/ Krishnan Anand Krishnan Anand	Director	February 21, 2024
/s/ David L. Goebel David L. Goebel	Director	February 21, 2024
/s/ Michael J. Hislop Michael J. Hislop	Director	February 21, 2024
/s/ Kate S. Lavelle Kate S. Lavelle	Director	February 21, 2024
/s/ Kilandigalu M. Madati Kilandigalu M. Madati	Director	February 21, 2024
/s/ Wesley S. McDonald Wesley S. McDonald	Director	February 21, 2024
/s/ Anna M. Smith Anna M. Smith	Director	February 21, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Wingstop Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Wingstop Inc. and subsidiaries (the Company) as of December 30, 2023 and December 31, 2022, the related consolidated statements of comprehensive income, stockholders' deficit, and cash flows for each of the years in the three-year period ended December 30, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 30, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 30, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 21, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the sufficiency of audit evidence obtained over royalty revenue and advertising fees

As discussed in Notes 1 and 17 to the consolidated financial statements, the Company recognized $186.5 million of royalty revenue and $157.1 million of advertising fees for the year ended December 30, 2023. Royalty revenue and advertising fees are calculated as a percentage of franchise restaurant sales over the term of the franchise agreement.

We identified the evaluation of the sufficiency of audit evidence obtained over royalty revenue and advertising fees as a critical audit matter. This evaluation required subjective auditor judgement due to the highly automated nature of certain processes to record revenue that involve interfacing data across multiple IT systems. The complexity of the IT environment required the involvement of IT professionals with specialized skills and knowledge.

The following are the primary procedures performed to address this critical audit matter. We applied auditor judgement to determine the nature and extent of procedures to be performed over the processing and recording of revenue, including the determination of IT systems for which those procedures were performed. We evaluated the design and tested the operating effectiveness of certain internal controls related to the processing and recording of revenue. We involved IT professionals with specialized skills and knowledge who assisted in testing certain general IT and automated internal controls over IT systems used for the processing and recording of revenue. We compared revenue recognized to cash received for royalty revenue and advertising fees. We confirmed with a sample of franchisees regarding the amount of royalties and advertising fees that they owed to the Company. In addition, we evaluated the overall sufficiency of the audit evidence obtained over royalty revenue and advertising fees by assessing the results of procedures performed.

/s/ KPMG LLP

We have served as the Company's auditor since 2019.

Dallas, Texas
February 21, 2024

WINGSTOP INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(amounts in thousands, except share and par value data)

		December 30, 2023		December 31, 2022
Assets				
Current assets				
Cash and cash equivalents	$	90,216	$	184,496
Restricted cash		11,444		13,296
Accounts receivable, net		12,408		9,461
Prepaid expenses and other current assets		4,948		4,252
Advertising fund assets, restricted		25,328		15,167
Total current assets		144,344		226,672
Property and equipment, net		91,292		66,851
Goodwill		67,708		62,514
Trademarks		32,700		32,700
Customer relationships, net		7,740		9,015
Other non-current assets		34,041		26,438
Total assets	$	**377,825**	$	**424,190**
Liabilities and stockholders' deficit				
Current liabilities				
Accounts payable	$	4,725	$	5,219
Other current liabilities		40,951		34,726
Current portion of debt		—		7,300
Advertising fund liabilities		25,328		15,167
Total current liabilities		71,004		62,412
Long-term debt, net		712,327		706,846
Deferred revenues, net of current		30,145		27,052
Deferred income tax liabilities, net		3,721		4,180
Other non-current liabilities		17,994		14,561
Total liabilities		835,191		815,051
Commitments and contingencies (see Note 13)				
Stockholders' deficit				
Common stock, $0.01 par value; 100,000,000 shares authorized; 29,337,920 and 29,932,668 shares issued and outstanding as of December 30, 2023 and December 31, 2022, respectively		293		300
Additional paid-in-capital		2,676		2,797
Retained deficit		(459,994)		(393,321)
Accumulated other comprehensive loss		(341)		(637)
Total stockholders' deficit		(457,366)		(390,861)
Total liabilities and stockholders' deficit	$	**377,825**	$	**424,190**

See accompanying notes to consolidated financial statements.

WINGSTOP INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(amounts in thousands, except per share data)

		Fiscal Year Ended				
		December 30, 2023		**December 31, 2022**		**December 25, 2021**
Revenue:						
Royalty revenue, franchise fees and other	$	207,077	$	158,614	$	130,676
Advertising fees		157,138		119,011		81,529
Company-owned restaurant sales		95,840		79,896		70,297
Total revenue		460,055		357,521		282,502
Costs and expenses:						
Cost of sales [1]		70,646		63,395		57,416
Advertising expenses		166,583		123,069		83,989
Selling, general and administrative		96,898		67,061		62,895
Depreciation and amortization		13,239		10,899		7,943
Loss on disposal of assets		95		1,164		(3,497)
Total costs and expenses		347,461		265,588		208,746
Operating income		112,594		91,933		73,756
Interest expense, net		18,227		21,230		14,984
Loss on debt extinguishment and financing transactions		—		814		—
Other (income) expense		57		573		(135)
Income before income tax expense		94,310		69,316		58,907
Income tax expense		24,135		16,369		16,249
Net income	$	70,175	$	52,947	$	42,658
Earnings per share						
Basic	$	2.36	$	1.77	$	1.43
Diluted	$	2.35	$	1.77	$	1.42
Weighted average shares outstanding						
Basic		29,769		29,893		29,769
Diluted		29,856		29,963		29,944
Dividends per share	$	0.82	$	4.72	$	0.62
Other comprehensive income (loss)						
Currency translation adjustment	$	296	$	(381)	$	(256)
Other comprehensive income (loss)		296		(381)		(256)
Comprehensive income	$	70,471	$	52,566	$	42,402

[1] Cost of sales includes all operating expenses of company-owned restaurants, including advertising expenses, and excludes depreciation and amortization, which are presented separately.

See accompanying notes to consolidated financial statements.

WINGSTOP INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Deficit
(amounts in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Deficit
	Shares	Amount				
Balance at December 26, 2020	29,687,123	297	421	(342,028)	—	(341,310)
Net income	—	—	—	42,658	—	42,658
Shares issued under stock plans	161,873	2	746	—	—	748
Tax payments for restricted stock upon vesting	(11,542)	—	—	(1,915)	—	(1,915)
Stock-based compensation expense	—	—	9,631	—	—	9,631
Dividends declared on common stock and equivalents	—	—	(10,335)	(8,746)	—	(19,081)
Currency translation adjustment	—	—	—	—	(256)	(256)
Balance at December 25, 2021	29,837,454	299	463	(310,031)	(256)	(309,525)
Net income	—	—	—	52,947	—	52,947
Shares issued under stock plans	97,281	1	3,314	—	—	3,315
Tax payments for restricted stock upon vesting	(2,067)	—	—	(315)	—	(315)
Stock-based compensation expense	—	—	4,200	—	—	4,200
Dividends declared on common stock and equivalents	—	—	(5,180)	(135,922)	—	(141,102)
Currency translation adjustment	—	—	—	—	(381)	(381)
Balance at December 31, 2022	29,932,668	300	2,797	(393,321)	(637)	(390,861)
Net income	—	—	—	70,175	—	70,175
Shares issued under stock plans	65,779	—	951	—	—	951
Tax payments for restricted stock upon vesting	(14,575)	—	—	(2,480)	—	(2,480)
Stock-based compensation expense	—	—	15,558	—	—	15,558
Dividends declared on common stock and equivalents	—	—	(16,239)	(8,490)	—	(24,729)
Purchases of common stock	(645,952)	(7)	(391)	(125,878)	—	(126,276)
Currency translation adjustment	—	—	—	—	296	296
Balance at December 30, 2023	29,337,920	293	2,676	(459,994)	(341)	(457,366)

See accompanying notes to consolidated financial statements.

WINGSTOP INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(amounts in thousands)

	Fiscal Year Ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Operating activities			
Net income	$ 70,175	$ 52,947	$ 42,658
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	13,239	10,899	7,943
Deferred income taxes	(1,551)	(3,252)	2,953
Stock-based compensation expense	15,558	4,200	9,631
Loss (gain) on disposal of assets	95	1,164	(3,497)
Loss on debt extinguishment	—	814	—
Amortization of debt issuance costs	2,043	1,939	1,401
Changes in operating assets and liabilities:			
Accounts receivable	(2,947)	(2,468)	(2,135)
Prepaid expenses and other assets	599	584	(2,659)
Advertising fund assets and liabilities, net	10,093	5,048	(10,723)
Accounts payable and other current liabilities	10,634	5,102	(268)
Deferred revenue	3,593	(712)	3,386
Other non-current liabilities	70	(27)	188
Cash provided by operating activities	121,601	76,238	48,878
Investing activities			
Purchases of property and equipment	(40,833)	(23,940)	(28,021)
Acquisitions of restaurants from franchisees	(10,832)	(7,809)	(4,876)
Proceeds from sales of assets	320	4,063	7,207
Payments for investments	(808)	(997)	(4,163)
Cash used in investing activities	(52,153)	(28,683)	(29,853)
Financing activities			
Proceeds from exercise of stock options	951	3,315	748
Purchases of common stock	(125,401)	—	—
Borrowings of long-term debt	—	250,000	—
Repayments of long-term debt	(3,650)	(3,025)	(2,400)
Payment of deferred financing costs and other debt-related costs	—	(5,442)	—
Tax payments for restricted stock upon vesting	(2,480)	(315)	(1,915)
Dividends paid	(24,907)	(141,279)	(19,822)
Cash provided by (used in) financing activities	(155,487)	103,254	(23,389)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(86,039)	150,809	(4,364)
Cash, cash equivalents, and restricted cash at beginning of period	205,715	54,906	59,270
Cash, cash equivalents, and restricted cash at end of period	$ 119,676	$ 205,715	$ 54,906
Supplemental information:			
Accrued capital expenditures	$ 2,963	$ 7,273	$ 5,074
Cash paid for interest	$ 22,740	$ 20,480	$ 15,035
Cash paid for taxes	$ 27,918	$ 13,584	$ 10,423

See accompanying notes to consolidated financial statements.

(1) Basis of Presentation and Summary of Significant Accounting Policies

Overview

Wingstop Inc., together with its consolidated subsidiaries (collectively, "Wingstop" or the "Company"), is in the business of franchising and operating Wingstop restaurants. As of December 30, 2023, the Company had a total of 2,214 restaurants in its system. The Company's restaurant base is 98% franchised, with 2,165 franchised restaurants (including 288 international restaurants) and 49 company-owned restaurants as of December 30, 2023. The Company operates as a single segment for reporting purposes.

Summary of Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Wingstop Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

(b) Fiscal Year End

The Company uses a 52/53-week fiscal year that ends on the last Saturday of the calendar year. Fiscal years 2023, 2022, and 2021 included 52, 53, and 52 weeks, respectively. The 53rd week in fiscal 2022 fell in the fourth fiscal quarter.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions, primarily related to long-lived asset valuation, indefinite and finite lived intangible asset valuation, income taxes, investments, leases, stock-based compensation, contingencies, and common stock equity valuations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Although management bases its estimates on historical experience and assumptions that are believed to be reasonable under the circumstances, actual results could differ from those estimates.

(d) Cash, Cash Equivalents, and Restricted Cash

The Company continually monitors its positions with, and the credit quality of, the financial institutions in which it maintains its deposits and investments. As of December 30, 2023 and December 31, 2022, the Company maintained balances in various cash accounts in excess of federally insured limits. All highly liquid instruments purchased with an original maturity of three months or less are considered cash equivalents.

Restricted cash includes cash and cash equivalents held for future principal and interest payments as required by the Company's debt agreements (see Note 11). The Company also has Advertising fund restricted cash, which can only be used for activities related to the promotion of the Wingstop brand.

Cash, cash equivalents, and restricted cash within the Consolidated Balance Sheets that are included in the Consolidated Statements of Cash Flows as of December 30, 2023 and December 31, 2022 were as follows (in thousands):

	December 30, 2023	December 31, 2022
Cash and cash equivalents	$ 90,216	$ 184,496
Restricted cash	11,444	13,296
Restricted cash, included in Advertising fund assets, restricted	18,016	7,923
Total cash, cash equivalents, and restricted cash	$ 119,676	$ 205,715

(e) *Accounts Receivable*

Accounts receivable, net of allowance for doubtful accounts, consists primarily of accrued royalty fee receivables, collected weekly in arrears, and vendor rebates. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables, which are charged off against the existing allowance account when determined to be uncollectible.

(f) *Inventories*

Inventories, which consist of food and beverage products, paper goods, and supplies, are valued at the lower of cost (first-in, first-out) or net realizable value.

(g) *Property and Equipment*

Property and equipment is recorded at cost less accumulated depreciation. Property and equipment is depreciated based on the straight-line method over the following estimated useful lives:

Property and Equipment	Estimated Useful Lives
Building	40 years
Leasehold and other improvements	Lesser of 7 to 10 years or the expected lease term
Equipment, furniture and fixtures	3 to 7 years
Computer software	3 years

At the time property and equipment are retired, the asset and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in earnings. The Company expenses repair and maintenance costs that maintain the appearance and functionality of the restaurant but do not extend the useful life of any restaurant asset. Improvements to leased properties are depreciated over the shorter of their useful life or the lease term, which includes a fixed, non-cancelable lease term plus any reasonably assured renewal periods. See Note 6 for additional information.

(h) *Impairment or Disposal of Long-Lived Assets*

Property and equipment and finite-life intangible assets are reviewed for impairment periodically and whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company's assessment of recoverability of property and equipment and finite-lived intangible assets is performed at the component level, which is generally an individual restaurant and requires judgment and an estimate of future restaurant generated cash flows. The Company's estimates of fair values are based on the best information available and require the use of estimates, judgments, and projections. The Company did not record any impairment losses on long-lived assets in fiscal years 2023, 2022, or 2021.

(i) *Goodwill and Indefinite-Lived Intangible Assets*

The Company's indefinite-lived intangible assets consist of goodwill and trademarks, which are not subject to amortization. We generally record goodwill in connection with the acquisition of restaurants from franchisees. On an annual basis (October 1st of each fiscal year) and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, the Company reviews the recoverability of goodwill and indefinite-lived intangible assets. No indications of impairment were identified during fiscal years 2023, 2022, or 2021.

It is possible that changes in circumstances or changes in management's judgments, assumptions, and estimates could result in an impairment charge of a portion or all of its goodwill or other intangible assets.

(j)   Foreign Currency Translation

The foreign currency translation adjustment included in the Consolidated Statements of Comprehensive Income represents the unrealized impact of translating our foreign investment. This amount is not included in Net income and would only be realized upon disposition of our investment. The related Accumulated other comprehensive loss is presented in the Consolidated Balance Sheets.

(k)   Revenue Recognition

Revenues consist primarily of royalties, national advertising fund (the "Ad Fund") contributions (advertising fees), initial and renewal franchise fees, and upfront fees from development agreements and international territory agreements. The Company's performance obligations under its franchise agreements consist of (a) a franchise license, (b) pre-opening services, such as training, and (c) ongoing services, such as management of the Ad Fund contributions, development of training materials and menu items, and restaurant monitoring. These performance obligations are highly interrelated, so they are not considered to be individually distinct and therefore are accounted for as a single performance obligation, which is satisfied by providing a right to use the Company's intellectual property over the term of each franchise agreement. Franchise fee, development fee and international territory fee payments received by the Company before the restaurant opens are recorded as deferred revenue in the Consolidated Balance Sheets.

Royalties, including franchisee contributions to the Ad Fund, are calculated as a percentage of franchise restaurant sales over the term of the franchise agreement. Initial and renewal franchise fees are payable by the franchisee prior to the restaurant opening or at the time of a renewal of an existing franchise agreement. The Company's franchise agreement royalties, inclusive of Ad Fund contributions, represent sales-based royalties that are related entirely to the Company's performance obligation under the franchise agreement and are recognized as franchised restaurant sales occur, payable weekly. Additionally, initial and renewal franchise fees are recognized as revenue on a straight-line basis over the term of the respective agreement. The Company's performance obligation under development agreements and international territory agreements generally consists of an obligation to grant exclusive development rights over a stated term. These development rights are not distinct from franchise agreements, so upfront fees paid by franchisees for development rights are apportioned to each franchised restaurant opened and accounted for as an initial franchise fee.

The Company records food and beverage revenues from company-owned restaurants upon sale to the customer. The Company collects and remits sales, food and beverage, alcoholic beverage, and hospitality taxes on transactions with customers and reports such amounts under the net method in its Consolidated Statements of Comprehensive Income. Accordingly, these taxes are not included in gross revenue.

The Company records a liability in the period in which a gift card is sold. As gift cards are redeemed, the liability is reduced. When gift cards are redeemed at a franchisee-operated restaurant, the revenue and related administrative costs are recognized by the franchisee. The Company recognizes revenue and related administrative costs when gift cards are redeemed at company-owned restaurants.

(l)   Consideration from Vendors

The Company has entered into food and beverage supply agreements with certain major vendors. Pursuant to the terms of these arrangements, rebates are provided to the Company from the vendors based upon the dollar volume of purchases for company-owned restaurants and franchised restaurants. These incentives are recognized as earned throughout the year and are classified as a reduction in Cost of sales with any consideration received in excess of the total expense of the vendor's products included within Royalty revenue, franchise fees and other within the Consolidated Statements of Comprehensive Income. The incentives recognized were approximately $17.7 million, $13.1 million, and $8.7 million, during fiscal years 2023, 2022, and 2021, respectively, of which $2.3 million, $1.8 million, and $1.6 million was classified as a reduction in Cost of sales during fiscal years 2023, 2022, and 2021, respectively.

(m)   Advertising Expenses

The Company administers the Ad Fund, for which a percentage of gross sales is collected from domestic restaurant franchisees and company-owned restaurants to be used for various forms of advertising for the Wingstop brand. Effective the first day of the fiscal second quarter of 2022, domestic franchisees' contribution rates to the national advertising fund increased to 5%, up from 4%, of gross sales. The national advertising fund contribution rate was 4% for fiscal year 2021.

The Company administers and directs the development of all advertising and promotion programs in the Ad Fund for which it collects advertising contributions in accordance with the provisions of its franchise agreements. The Company has a contractual obligation with regard to these advertising contributions. The Company consolidates and reports all assets and liabilities of the Ad Fund as restricted assets of the Ad Fund and liabilities of the Ad Fund within current assets and current liabilities, respectively, in the Consolidated Balance Sheets. The assets and liabilities of the Ad Fund consist primarily of cash, receivables, accrued expenses, and other liabilities. Pursuant to the Company's franchise agreements, use of Ad Fund contributions is restricted to advertising, public relations, merchandising, similar activities, and administrative expenses to increase sales and further enhance the public reputation of the Wingstop brand. The aforementioned administrative expenses may also include personnel expenses and allocated costs incurred by the Company that are directly associated with administering the Ad Fund, as outlined in the provisions of the applicable franchise agreements.

The Company expenses the production costs of advertising in the period in which the advertising first occurs. All other advertising and promotional costs are expensed in the period incurred. When contributions to the Ad Fund exceed the related advertising expenses, advertising costs are accrued up to the amount of the related contributions. Ad Fund contributions and expenditures are reported on a gross basis on the Consolidated Statements of Comprehensive Income.

Advertising expenses incurred by company-owned restaurants are included within Cost of sales in the Consolidated Statements of Comprehensive Income. Company-owned restaurants incurred advertising expenses of $4.9 million, $3.6 million, and $3.3 million in fiscal years 2023, 2022, and 2021, respectively.

(n)   Leases

The Company determines whether an arrangement is a lease at inception and leases restaurants and office space under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses, and/or contingent rent provisions. For leases with renewal periods at the Company's option, the Company determines the expected lease period based on whether the renewal of any options are reasonably certain at the inception of the lease. For purposes of measurement and amortization of the right-of-use asset and associated lease liability over the terms of the leases, the Company uses the date it takes possession of the leased space for construction purposes at the beginning of the lease term, which is generally two to three months prior to a restaurant's opening date. As most leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available on the commencement date in determining the present value of lease payments. The Company has lease agreements that contain both lease and non-lease components which are not separated. Certain leases require the Company to pay a portion of real estate taxes, utilities, building operating expenses, insurance, and other charges in addition to rent.

(o)   Stock-Based Compensation

The Company measures stock-based compensation cost at fair value on the date of grant for all share-based awards and recognizes compensation expense over the service period that the awards are expected to vest. The Company has elected to recognize compensation cost for graded-vesting awards subject only to a service condition over the requisite service period of the entire award. For performance awards, the Company recognizes expense in the period in which vesting becomes probable. The Company accounts for forfeitures as they occur.

(p)   Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences between the financial statement basis and the tax basis of assets and liabilities as well as tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period of the change. The Company files a consolidated federal income tax return including all of its wholly-owned subsidiaries.

Judgment is required in evaluating the Company's uncertain tax positions and determining the Company's income tax expense. The Company assesses the income tax position and records the liabilities for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting date.

(q)   Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standard Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure*. The ASU updates reportable segment disclosure requirements, primarily through requiring enhanced disclosures about significant segment expenses and information used to assess segment performance. The ASU is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. We are currently evaluating the impact of adopting this ASU on our disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The ASU includes amendments requiring enhanced income tax disclosures, primarily related to standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The guidance is effective for fiscal years beginning after December 15, 2024, with early adoption permitted, and can be applied either prospectively or retrospectively. We are currently evaluating the impact of adopting this ASU on our disclosures.

We reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a significant impact on our consolidated financial statements.

(2)   Earnings Per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities convertible into, or other contracts to issue, common stock were exercised or converted into common stock. For the calculation of diluted earnings per share, the basic weighted average number of shares is increased by the dilutive effect of the exercise and vesting of stock options and service-based and performance-based restricted stock units, respectively, determined using the treasury stock method.

Basic weighted average shares outstanding is reconciled to diluted weighted average shares outstanding as follows (in thousands):

	Fiscal Year		
	December 30, 2023	December 31, 2022	December 25, 2021
Basic weighted average shares outstanding	29,769	29,893	29,769
Dilutive shares	87	70	175
Diluted weighted average shares outstanding	29,856	29,963	29,944

We had approximately 0, 19,000, and 3,000 equity awards outstanding at December 30, 2023, December 31, 2022, and December 25, 2021, respectively, that were excluded from the dilutive earnings per share calculation because the effect would have been anti-dilutive.

(3)   Stockholders' Deficit

Dividends

In connection with the Company's regular dividend program, the Company declared and paid dividends of $24.4 million, or $0.82 per common share, in fiscal year 2023, $21.5 million, or $0.72 per common share, in fiscal year 2022, and $18.5 million, or $0.62 per common share, in fiscal year 2021.

Subsequent to the end of fiscal year 2023, on February 20, 2024, the Company's board of directors declared a quarterly dividend of $0.22 per share of common stock, to be paid on March 29, 2024 to stockholders of record as of March 8, 2024, totaling approximately $6.5 million.

Separate from the Company's regular dividend program, the Company declared and paid special dividends of $119.5 million, or $4.00 per share of common stock, in fiscal year 2022. No special dividends were declared or paid during fiscal years 2023 and 2021.

Share Repurchase Program

On August 16, 2023, the Company's Board of Directors approved a new share repurchase program with authorization to purchase up to $250.0 million of its outstanding shares of common stock (the "Share Repurchase Authorization").

On August 23, 2023, the Company entered into an accelerated share repurchase agreement (the "ASR Agreement") with a third-party financial institution to repurchase $125.0 million of the Company's common stock as part of the Share Repurchase Authorization. Under the ASR Agreement, the Company paid the financial institution $125.0 million in cash and received and retired a total of 645,952 shares of common stock at an average share price of $193.51. Final settlement of the ASR occurred on December 21, 2023. The total number of shares repurchased under the ASR Agreement was based on the daily volume-weighted average share price during the valuation period specified in the ASR Agreement, less a discount and subject to adjustments. As of December 30, 2023, $125.0 million remained available under the Share Repurchase Authorization.

(4)   Fair Value Measurements

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. Assets and liabilities are classified using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 - Unadjusted quoted prices for identical instruments traded in active markets.

Level 2 - Observable market-based inputs or unobservable inputs corroborated by market data.

Level 3 - Unobservable inputs reflecting management's estimates and assumptions.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature. Fair value of debt is determined on a non-recurring basis, which results are summarized as follows (in thousands):

	Fair Value Hierarchy	December 30, 2023		December 31, 2022	
		Carrying Value	Fair Value	Carrying Value	Fair Value
Securitized Financing Facility:					
2020-1 Class A-2 Senior Secured Notes [1]	Level 2	$ 472,800	$ 423,823	$ 475,200	$ 406,462
2022-1 Class A-2 Senior Secured Notes [1]	Level 2	$ 248,125	$ 222,370	$ 249,375	$ 215,709
Investments in bonds of LPH (Note 10) [2]	Level 3	$ 3,557	$ 4,306	$ 3,196	$ 3,906

[1] The fair value of the 2020-1 and 2022-1 Class A-2 Senior Secured Notes was estimated using available market information.

[2] The fair value approximates discounted cash flows using current market rates for debt investments with similar maturities and credit risk.

(5)   Accounts Receivable, net

Accounts receivable, net, consist of the following (in thousands):

	December 30, 2023	December 31, 2022
Vendor rebates receivable	$ 5,311	$ 3,610
Royalties receivable	5,717	3,811
Other receivables, net	1,380	2,040
Accounts receivable, net	$ 12,408	$ 9,461

(6) Property and Equipment

Property and equipment, net, consisted of the following (in thousands):

	December 30, 2023	December 31, 2022
Building	15,769	15,769
Construction in progress	46,675	23,008
Equipment, furniture and fixtures	41,268	33,406
Leasehold and other improvements	26,599	23,295
Land	2,828	2,828
Property and equipment, gross	133,139	98,306
Less: accumulated depreciation	(41,847)	(31,455)
Property and equipment, net	$ 91,292	$ 66,851

Depreciation expense was $10.6 million, $8.7 million, and $5.6 million for the fiscal years ended December 30, 2023, December 31, 2022, and December 25, 2021, respectively.

(7) Intangible Assets and Goodwill

The Company's goodwill and other intangible assets arose from Wingstop's acquisition of the equity interests of Wingstop Holdings, Inc. in April 2010, as well as the acquisition of restaurants from franchisees. Goodwill represents the excess of purchase consideration transferred for the respective reporting unit over the fair value of the business at the time of the acquisition.

The following is a summary of goodwill balances and activity (in thousands):

	December 30, 2023	December 31, 2022
Balance, beginning of period	$ 62,514	$ 56,877
Acquisition of restaurants, net	5,194	5,637
Balance, end of period	$ 67,708	$ 62,514

Intangible assets, excluding goodwill, consisted of the following (in thousands):

	December 30, 2023	December 31, 2022	Weighted Average Amortization Period (in years)
Intangible assets:			
Trademarks	$ 32,700	$ 32,700	
Indefinite-lived assets	32,700	32,700	
Customer relationships	26,300	26,300	20.0
Franchise rights [1]	14,168	9,038	6.2
Less: accumulated amortization	(24,488)	(21,931)	
Definite-lived assets	15,980	13,407	16.7
Intangible assets, net	$ 48,680	$ 46,107	

[1] Included within Other non-current assets net of associated accumulated amortization within the Consolidated Balance Sheets.

Amortization expense for definite-lived intangibles was $2.7 million in fiscal year 2023, $2.2 million in fiscal year 2022, and $2.3 million in fiscal year 2021. Estimated amortization expense, for the five succeeding fiscal years and the aggregate thereafter is (in thousands):

Fiscal year 2024	$	2,898
Fiscal year 2025		2,711
Fiscal year 2026		2,504
Fiscal year 2027		2,366
Fiscal year 2028		2,177
Thereafter		3,324
Total	$	15,980

(8)   Prepaid Expenses and Other Current Assets and Other Current Liabilities

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 30, 2023		December 31, 2022	
Prepaid expenses	$	3,567	$	2,735
Inventories		535		389
Other current assets		846		1,128
Total	$	4,948	$	4,252

Other current liabilities consisted of the following (in thousands):

	December 30, 2023		December 31, 2022	
Accrued payroll and incentive compensation	$	14,331	$	8,733
Current portion of deferred revenues		4,846		4,476
Taxes payable		2,948		6,401
Short term lease liability		2,380		2,283
Accrued interest		1,702		1,711
Gift card liability		1,926		1,565
Other accrued liabilities		12,818		9,557
Total	$	40,951	$	34,726

(9)   Income Taxes

Income tax expense for the fiscal years 2023, 2022, and 2021 consisted of the following (in thousands):

		Fiscal Year				
		December 30, 2023		December 31, 2022		December 25, 2021
Current expense						
Federal	$	19,398	$	15,909	$	10,432
State		4,586		3,384		2,601
Foreign		610		328		263
Deferred expense (benefit)						
Federal		(314)		(2,996)		2,994
State		(145)		(256)		(41)
Income tax expense	$	24,135	$	16,369	$	16,249

A reconciliation of income tax at the U.S. federal statutory tax rate (using a statutory tax rate of 21%) to income tax expense for fiscal years 2023, 2022, and 2021 in dollars is as follows (in thousands):

		Fiscal Year				
		December 30, 2023		December 31, 2022		December 25, 2021
Expected income tax expense at statutory rate	$	19,777	$	14,556	$	12,370
Excess tax benefits from equity compensation		(1,275)		(522)		(591)
Non-deductible expenses		3,106		935		1,880
State tax expense, net of federal benefit		3,164		2,090		2,091
Foreign tax expense		610		328		263
Foreign tax and other tax credits		(1,760)		(1,001)		(385)
Increase in unrecognized tax benefit		398		337		296
Other		115		(354)		325
Income tax expense	$	24,135	$	16,369	$	16,249

The components of deferred tax assets (liabilities) were as follows (in thousands):

		December 30, 2023		December 31, 2022
Deferred tax assets:				
Deferred revenue	$	6,067	$	6,352
Accrued incentive compensation		1,596		891
Stock based compensation		1,444		1,345
Lease liabilities		4,720		3,863
Intangible assets		196		76
Other		1,365		2,493
Net operating loss carry-forwards and credits		827		1,061
Valuation allowance		(577)		(577)
		15,638		15,504
Deferred tax liabilities:				
Intangible assets		(10,397)		(10,397)
Right of use assets		(4,464)		(3,628)
Property and equipment		(4,498)		(5,659)
		(19,359)		(19,684)
Net deferred tax liability	$	(3,721)	$	(4,180)

The Company had a state net operating loss carry-forward of $23.3 million at December 30, 2023 and December 31, 2022. The state net operating loss carry forwards begin to expire in 2030.

The Company had a valuation allowance of $0.6 million against its deferred tax assets as of December 30, 2023 and December 31, 2022. In assessing whether a deferred tax asset will be realized, the Company considers whether it is more likely than not that either some portion or all of the deferred tax assets will not be realized. The Company considers the reversal of existing taxable temporary differences, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that it will realize a portion of the benefits of the federal and state deductible differences.

The Company files income tax returns, which are periodically audited by various federal and state jurisdictions. The Company's income tax returns prior to tax year 2018 are generally considered closed to examination by the applicable tax authorities.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance as of December 26, 2020	$	794
Additions for tax positions of prior years		—
Subtractions for tax positions of prior years		(34)
Additions for tax positions of current year		295
Subtractions for tax positions of current year		—
Balance as of December 25, 2021		1,055
Additions for tax positions of prior years		—
Subtractions for tax positions of prior years		(27)
Additions for tax positions of current year		270
Subtractions for tax positions of current year		—
Balance as of December 31, 2022		1,298
Additions for tax positions of prior years		—
Subtractions for tax positions of prior years		(65)
Additions for tax positions of current year		468
Subtractions for tax positions of current year		—
Balance as of December 30, 2023	$	1,701

As of December 30, 2023 and December 31, 2022, the accrued interest and penalties on the unrecognized tax benefits were $0.7 million and $0.5 million, respectively, excluding any related income tax benefits. The Company recorded accrued interest related to the unrecognized tax benefits and penalties as a component of the provision for income taxes recognized in the Consolidated Statement of Comprehensive Income.

At December 30, 2023 and December 31, 2022, the amount of unrecognized tax benefits was $1.7 million and $1.3 million, respectively, which, if ultimately recognized, would reduce the Company's effective tax rate.

(10) Investments

In the second quarter of 2021, a wholly-owned subsidiary of the Company acquired a 20% non-controlling interest in Wingstop's United Kingdom master franchisee, Lemon Pepper Holdings Ltd. ("LPH"), for an aggregate amount of $4.2 million. Substantially all of the investment consisted of bonds issued by a subsidiary of LPH, which are recorded on an amortized cost basis. In addition, the Company received 20% of the outstanding stock, which will be accounted for using the equity method of accounting, under which the Company's share of the income of the investee will be recorded in Other income (expense) on the Consolidated Statements of Comprehensive Income.

(11) Debt Obligations

Long-term debt consisted of the following components (in thousands):

	December 30, 2023	December 31, 2022
2020-1 Class A-2 Senior Secured Notes	$ 472,800	475,200
2022-1 Class A-2 Senior Secured Notes	248,125	249,375
Debt issuance costs, net of amortization	(8,598)	(10,429)
Less: current portion of debt	—	(7,300)
Long-term debt, net	$ 712,327	$ 706,846

As of December 30, 2023, the scheduled principal payments on debt were as follows (in thousands):

Fiscal year 2024	$ —
Fiscal year 2025	—
Fiscal year 2026	—
Fiscal year 2027	472,800
Fiscal year 2028	—
Thereafter	248,125
Total	$ 720,925

Securitized Financing Facility

On March 9, 2022, the Company completed a securitized financing transaction, in which Wingstop Funding LLC, a limited purpose, bankruptcy-remote, indirect wholly owned subsidiary of the Company (the "Issuer"), issued $250 million of its Series 2022-1 3.734% Fixed Rate Senior Secured Notes, Class A-2 (the "2022 Class A-2 Notes"). The Issuer also entered into a revolving financing facility of Series 2022-1 Variable Funding Senior Notes, Class A-1 (the "2022 Variable Funding Notes," and together with the 2022 Class A-2 Notes, the "2022 Notes"), which permits borrowings of up to a maximum principal amount of $200 million, subject to certain borrowing conditions, a portion of which may be used to issue letters of credit. The proceeds from the securitized financing transaction were used to pay related transaction fees and expenses, strengthen the Company's liquidity position and for general corporate purposes, which included a return of capital to the Company's stockholders.

In addition to the 2022 Notes, the Company's outstanding debt consists of its existing Series 2020-1 2.84% Fixed Rate Senior Secured Notes, Class A-2 (the "2020 Notes"), which have an anticipated repayment date of December 2027. The Company's existing revolving financing facility of Series 2020-1 Class A-1 Notes was terminated in connection with the 2022 issuance. No borrowings were outstanding under the 2022 Variable Funding Notes as of December 30, 2023.

The 2022 Notes were issued in a securitization transaction, which is guaranteed by certain limited-purpose, bankruptcy-remote, wholly owned indirect subsidiaries of the Company and secured by a security interest in substantially all of their assets, including certain domestic and foreign revenue-generating assets, consisting principally of franchise-related agreements, intellectual property, and vendor rebate contracts.

The 2022 Notes were issued pursuant to a base indenture and related supplemental indentures (collectively, the "Indenture"). Interest and principal payments on the 2022 Class A-2 Notes are payable on a quarterly basis. The requirement to make such quarterly principal payments on the 2022 Class A-2 Notes is subject to certain financial conditions set forth in the Indenture. The legal final maturity date of the 2022 Notes is in March of 2052, but, unless earlier prepaid to the extent permitted under the Indenture, the anticipated repayment date of the 2022 Class A-2 Notes is March 2029. If the Issuer has not repaid or refinanced the 2022 Class A-2 Notes prior to the anticipated repayment date, additional interest will accrue on the 2022 Notes.

The 2022 Variable Funding Notes accrue interest at a variable rate based on (i) the prime rate, (ii) the overnight federal funds rates, (iii) the secured overnight financing rate, or (iv) with respect to advances made by conduit investors, the weighted average cost of, or related to, the issuance of commercial paper allocated to fund or maintain such advances, in each case plus any applicable margin, as more fully set forth in the 2022 Variable Funding Note Purchase Agreement, dated March 9, 2022, and the indenture supplement. Commitment fees and other usage fees apply to the 2022 Variable Funding Notes facility depending on the type of borrowing requested. There is a 60-basis points draw fee on borrowings requested pursuant to the terms of the 2022 Variable Fund Notes. Additionally, during a commitment availability period, there is a 30-basis point commitment fee on the committed portion of the 2022 Variable Funding Notes.

The 2020 Notes and the 2022 Notes (together, the "Notes") are subject to a series of covenants and restrictions customary for transactions of this type, including (i) that the Issuer maintains specified reserve accounts to be used to make required payments in respect of the Notes, (ii) provisions relating to optional and mandatory prepayments and the related payment of specified amounts, including specified make-whole payments in the case of the Notes under certain circumstances, (iii) certain indemnification payments in the event, among other things, that the assets pledged as collateral for the Notes are in stated ways defective or ineffective, and (iv) covenants relating to recordkeeping, access to information, and similar matters. The Notes are also subject to customary rapid amortization events provided for in the indenture, including events tied to failure to maintain stated debt service coverage ratios, the sum of global gross sales for specified restaurants being below certain levels on certain measurement dates, certain change of control and manager termination events, an event of default, and the failure to repay or refinance the Notes on the applicable scheduled maturity date. The Notes are also subject to certain customary events of default, including events relating to non-payment of required interest, principal or other amounts due on or with respect to the Notes, failure to comply with covenants within certain time frames, certain bankruptcy events, breaches of specified representations and warranties, failure of security interests to be effective, and certain judgments. As of December 30, 2023, the Company was in compliance with all financial covenants.

During the first quarter of 2022, as a result of the termination of the 2020 variable funding note facility, the Company recorded a loss on debt extinguishment of $0.8 million related to the write-off of previously capitalized financing costs. Total debt issuance costs incurred and capitalized in connection with the issuance of the 2022 Notes were $5.5 million.

As of December 30, 2023, the Company's leverage ratio under the 2020 Class A-2 Notes and the 2022 Class A-2 Notes was less than 5.0x. Per the terms of the Company's debt agreements, principal payments can be suspended at the borrower's election until the repayment date as long as the Company maintains a leverage ratio of less than 5.0x. Accordingly, the Company elected to suspend payments following the principal payment made in the second quarter of 2023, and the entire outstanding balance of the 2020 Class A-2 Notes and the 2022 Class A-2 Notes has been classified as long-term debt due after fiscal year 2026. The 2020 Class A-2 Notes and the 2022 Class A-2 Notes are generally subject to 1% annual amortization.

(12) Leases

The Company determines whether an arrangement is a lease at inception. The Company has operating leases for retail space, as well as equipment. The Company's leases have remaining terms of 10.0 years to 0.1 years, some of which include options to extend the lease term for up to ten years. Lease terms may include options to renew when it is reasonably certain that the Company will exercise that option. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available on the commencement date in determining the present value of lease payments. The Company has lease agreements that contain both lease and non-lease components. For real estate leases, the Company accounts for lease components together with non-lease components (e.g., common-area maintenance).

Components of lease expense were as follows (in thousands):

	Year Ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Operating lease cost [1]	$ 3,523	$ 3,244	$ 2,294
Variable lease cost [2]	733	448	529
Total lease cost	$ 4,256	$ 3,692	$ 2,823

[1] Includes short-term leases, which are immaterial.
[2] Primarily related to adjustments for inflation, common area maintenance, and property tax.

Supplemental cash flow information related to leases is as follows (in thousands):

	Year Ended					
	December 30, 2023		December 31, 2022		December 25, 2021	
Operating cash flow information:						
Cash paid for amounts included in the measurement of lease liabilities	$	3,348	$	3,543	$	2,923
Non-cash activity:						
Right-of-use assets obtained in exchange for new operating lease liabilities	$	6,346	$	3,923	$	12,107

Supplemental balance sheet information related to our operating leases is as follows (in thousands):

		Year Ended			
	Balance Sheet Classification	December 30, 2023		December 31, 2022	
Right-of-use assets	Other non-current assets	$	19,092	$	15,613
Current lease liabilities	Other current liabilities		2,380		2,283
Non-current lease liabilities	Other non-current liabilities		17,807		14,342

Weighted average lease term and discount rate information related to leases was as follows:

	Year Ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Weighted average remaining lease term of operating leases	7.1 years	7.5 years	7.4 years
Weighted average discount rate of operating leases	4.52 %	3.86 %	3.81 %

Maturities of lease liabilities by fiscal year are as follows (in thousands):

Fiscal year 2024	$	3,606
Fiscal year 2025		3,537
Fiscal year 2026		3,175
Fiscal year 2027		2,789
Fiscal year 2028		2,690
Thereafter		7,546
Total future minimum lease payments		23,343
Less: imputed interest		(3,156)
Total lease liabilities	$	20,187

(13)   Commitments and Contingencies

The Company is subject to legal proceedings, claims, and liabilities, such as employment-related claims and other cases, which arise in the ordinary course of business and are generally covered by insurance. In the opinion of management, the amount of ultimate liability with respect to those actions should not have a material adverse impact on financial position, results of operations, or cash flows.

(14) Employee Benefit Plan

The Company sponsors a 401(k) profit sharing plan for all employees who are eligible based upon age and length of service. The Company made matching contributions of approximately $1.1 million, $0.9 million, and $0.7 million for fiscal years 2023, 2022, and 2021, respectively.

(15) Stock-Based Compensation

The Wingstop Inc. 2015 Omnibus Equity Incentive Plan (as amended, the "2015 Plan"), was adopted in June 2015 and is the only plan under which the Company currently grants awards. The 2015 Plan provides for the grant or award of stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance unit awards, performance share awards, cash-based awards and other stock-based awards to employees, directors, and other eligible persons. Stock options issued under the 2015 Plan expire ten years from the date of the grant. As of December 30, 2023, there were approximately 1.4 million shares available for future grants under the 2015 Plan.

In the event of a change in control of the Company (as defined in the 2015 Plan) in connection with which the board of directors or the Compensation Committee of the board of directors determines prior to such change in control that outstanding awards will be honored or assumed or new rights substituted therefore (as required by the Plan), each outstanding award will continue to vest in accordance with its terms. In the event the outstanding awards are not assumed or new rights substituted therefore in connection with the transaction, the awards will become fully vested and, to the extent applicable, exercisable immediately prior to the change in control and shall be exchanged for cash.

Stock-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite employee service period. The Company recognized approximately $15.6 million, $4.2 million, and $9.6 million in stock compensation expense, net of forfeitures, for fiscal years 2023, 2022, and 2021, respectively, with a corresponding increase to additional paid-in-capital. The Company recognized forfeitures of $1.3 million and $6.6 million for fiscal years 2023 and 2022, respectively. Stock compensation expense is included in Selling, general and administrative in the Consolidated Statements of Comprehensive Income. Assumptions made regarding forfeitures in determining the remaining unamortized share-based compensation are re-evaluated periodically.

Stock Options

The following table summarizes stock option activity:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Weighted Average Remaining Term (in years)
Stock options outstanding at December 31, 2022	33	$ 112.28	$ 884	8.2
Options granted	—	$ —		
Options exercised	(5)	$ 79.85		
Options forfeited	—	$ —		
Stock options outstanding at December 30, 2023	28	$ 117.77	$ 3,940	7.4
Stock options exercisable at December 30, 2023	17	$ 104.31	$ 2,521	7.0

The total intrinsic value of stock options exercised was $0.4 million, $1.1 million, and $0.6 million for fiscal years 2023, 2022, and 2021, respectively. As of December 30, 2023, there was $0.3 million of total unrecognized stock compensation expense related to non-vested stock options, which will be recognized over a weighted average period of approximately 0.9 years.

Restricted Stock Units

Restricted stock units are granted to employees and generally vest in equal annual amounts over a three year period. The fair value of restricted stock units is based on the closing price on the date of grant.

The following table summarizes activity related to restricted stock units:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Nonvested restricted stock units at December 31, 2022	63	$ 120.12
Units granted	49	174.57
Units vested	(17)	124.79
Units forfeited	(16)	152.99
Nonvested restricted stock units at December 30, 2023	79	$ 146.03

As of December 30, 2023, total unrecognized compensation expense related to unvested restricted stock units was $7.7 million, which is expected to be recognized over a weighted-average period of 1.8 years. The weighted-average grant date fair value of restricted stock units granted was $174.57, $116.30, and $138.38 in fiscal years 2023, 2022, and 2021, respectively. The total fair value of restricted stock units that vested in fiscal years 2023, 2022, and 2021 was $2.1 million, $2.0 million, and $1.9 million, respectively.

Performance Stock Units

Performance stock units ("PSUs") represent a right to receive a certain number of shares of common stock based on the achievement of company performance goals and continued employment during the vesting period. Performance stock units cliff-vest at the end of a three year service period or vest in equal annual amounts over a three year period. Vested amounts may range from 0% to a maximum of 250% of targeted amounts depending on the achievement of performance measures at the end of each vesting period. Such performance measures are based on the Company meeting net new restaurant targets, return on incremental investment targets, or sales targets for the vesting period. The fair value of PSUs is based on the closing price on the date of grant. The compensation expense related to these PSUs is recognized over the vesting period when the achievement of the performance conditions becomes probable. The total compensation cost for the PSUs is determined based on the most likely outcome of the performance condition and the number of awards expected to vest.

The following table summarizes activity related to performance stock units:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Nonvested performance stock units at December 31, 2022	65	$ 122.75
Units granted [a]	59	$ 145.15
Units vested	(35)	$ 88.00
Units forfeited	(8)	$ 154.28
Nonvested performance stock units at December 30, 2023	81	$ 151.03

[a] Includes 18,000 incremental PSUs earned with respect to the PSUs granted in fiscal year 2020 and vested in fiscal year 2023 at greater than 100% of target based on performance.

As of December 30, 2023, total unrecognized compensation expense related to unvested PSUs was $14.2 million, which is expected to be recognized over a weighted average period of 1.4 years. The weighted-average grant date fair value of performance stock units granted was $145.15, $127.20, and $96.16 in fiscal years 2023, 2022, and 2021, respectively. The total fair value of performance stock units that vested in fiscal years 2023, 2022, and 2021 was $3.1 million, $1.7 million, and $6.6 million, respectively.

(16)   Restaurant Transactions

The Company acquired three restaurants from franchisees during each of the fiscal years ended December 30, 2023, December 31, 2022 and December 25, 2021. The total purchase prices are reflected in the table below and were all funded by cash flows from operations.

The following table summarizes the allocations of the purchase prices to the estimated fair values of assets acquired and liabilities assumed as a result of these acquisitions (in thousands):

	Fiscal Year		
	December 30, 2023	December 31, 2022	December 25, 2021
Working capital	$ —	$ 17	$ 61
Property and equipment	217	155	148
Reacquired franchise rights	5,330	2,000	1,400
Goodwill	5,285	5,637	3,267
Total purchase price	$ 10,832	$ 7,809	$ 4,876

The results of operations of these restaurants are included in the Consolidated Statements of Comprehensive Income since the date of acquisition. The acquisitions were accounted for as business combinations.

The excess of the purchase price over the aggregate fair value of assets acquired was allocated to goodwill and is attributable to the benefits expected as a result of the acquisition, including sales and growth opportunities. All of the goodwill from the acquisitions is expected to be deductible for federal income tax purposes.

Pro-forma financial information of the combined entities is not presented due to the immaterial impact of the financial results of the acquired restaurants on our consolidated financial statements.

The fair value measurement of tangible and intangible assets and liabilities as of the acquisition date is based on significant inputs not observed in the market and thus represents a Level 3 fair value measurement. Fair value measurements for reacquired franchise rights were determined using the income approach. Fair value measurements for property and equipment were determined using the cost approach.

(17)   Revenue from Contracts with Customers

The following table represents a disaggregation of revenue from contracts with customers for the fiscal years 2023, 2022, and 2021 (in thousands):

	Fiscal Year		
	December 30, 2023	December 31, 2022	December 25, 2021
Royalty revenue	$ 186,455	$ 142,900	$ 119,396
Advertising fees	157,138	119,011	81,529
Franchise fees	5,064	4,357	4,020

Franchise fee, development fee, and international territory fee payments received by the Company are recorded as deferred revenue on the Consolidated Balance Sheets, which represents a contract liability. Deferred revenue is reduced as fees are recognized in revenue over the term of the franchise license for the respective restaurant. As the term of the franchise license is typically ten years, substantially all of the franchise fee revenue recognized in the current fiscal year was included in the deferred revenue balance as of December 31, 2022. Approximately $9.3 million and $7.7 million of deferred revenue as of December 30, 2023 and December 31, 2022, respectively, relates to restaurants that were not yet opened, so the fees are not yet being amortized. The weighted average remaining amortization period for deferred franchise and renewal fees related to open restaurants is 7.1 years. The Company did not have any material contract assets as of December 30, 2023.